                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 10


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                           PEROT SYSTEMS CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)


             DELAWARE                                        75-2230700
  (State or Other Jurisdiction of                         (I.R.S. Employer
  Incorporation or Organization)                          Identification No.)

     12377 MERIT DRIVE, SUITE 1100
             DALLAS, TEXAS                                        75251
(Address of Principal Executive Offices)                        (Zip Code)

                                 (972) 383-5600
              (Registrant's Telephone Number, Including Area Code)


       Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE

       Securities to be registered pursuant to Section 12(g) of the Act:

                              CLASS A COMMON STOCK
                            PAR VALUE $.01 PER SHARE


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ITEM 1.  BUSINESS.

     Perot Systems Corporation (the "Company") was founded as a Texas corporation in 1988 by Ross Perot and eight business associates. The Company reincorporated in Delaware in December 1995. The Company is a leading information technology ("IT") services and business transformation company helping clients devise, plan, implement and manage business and IT solutions.

SERVICES

     The Company pursues both opportunities to provide its services under long-term operations contracts and on shorter-term systems integration, development and consulting projects. The benefits of this approach include more efficient use of staff between large engagements, the assimilation of new industry expertise and diversification of the Company's client base. The Company's service offerings include the following:

     Systems Integration - The Company designs and implements IT systems for clients, including constructing network architectures, integrating system components and implementing the migration of application systems to new platforms.

     Systems Operation - The Company manages, operates and maintains client data processing systems, including networks, desktop computing environments, data centers, print centers and support functions.

     Technical Consulting - The Company assists clients with strategic decisions regarding platforms, networks and delivery media, the development of overall architectures for IT systems, the selection of vendors and planning transitions from one platform, technology or application to another.

     Business Consulting - The Company assesses and develops business strategies, evaluates and designs organizational structures, assists clients in managing major change events, reengineers client operational processes and assists clients with people programs.

     Software Development - The Company develops application software solutions for its clients.

     The Company creates integrated service offerings to meet a client's needs from the Company's technical and business core competencies. Examples of these core competencies include network and client/server applications, internet and intranet services, object-oriented technology, data mining and data warehousing, business process automation, legacy systems, customer relationship management and consulting.


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MARKETS

     The Company conducts its business and provides its services in North America, Europe and Asia through a combination of industry groups, geographically based project offices, consulting groups and competency groups.

     Industry groups focus on delivering services which are customized to the particular client and are designed by business and technical experts with extensive knowledge of the group's industry. The industry groups package and deliver services using skills and technologies within the industry group and may also call on discrete competency groups maintained by the Company, such as business consulting and object-oriented technology, in order to bring cross-industry skills to the client engagement. The Company's industry groups include the following:

     Global Financial Services. The Global Financial Services group serves wholesale, commercial and retail banks, investment banks, brokerage firms and other financial institutions. The Global Financial Services group helps clients understand and capitalize on emerging market opportunities, including the support of global infrastructure systems, electronic commerce over the internet, customer relationship management and state-of-the-art trading and settlement systems.

     Healthcare. The Healthcare group serves managed care networks, hospital groups, healthcare product distributors and other healthcare companies. The Healthcare group's services emphasize the creation of integrated health networks with the tools to manage and evaluate care, cost and quality outcomes. The Healthcare group assists its clients with information access and connectivity to provide tools for transaction management, care management, decision support and internet-based demand management systems.

     Energy. The Energy group serves municipal and private utilities, related service providers and other energy companies. The Energy group helps clients transform their businesses to commercially driven, open-competition models. In addition, the Energy group is actively involved in the creation and management of power exchange projects.

     Communications and Media. The Communications and Media group serves providers of voice, data, image, video, entertainment, media and information services through wireless and wireline networks. The Communications and Media group assists its clients with business strategy, billing, online and customer care programs, quality assurance and testing.

     Manufacturing. The Manufacturing group serves a variety of manufacturing clients, including companies in the automobile manufacturing, automobile parts manufacturing, steel and plastics businesses. The group provides industry-specific solutions, including supply chain management, planning and scheduling, order


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management and assistance with warehousing, distribution, production and finance applications.

     Travel & Transportation. The Travel and Transportation group serves rental car companies, airlines, travel agencies and other companies in the travel and transportation industry. This group provides its clients with expertise in business planning, reservations systems, inventory and asset management, customer service, billing, communications and quality assurance.

     The Company has project offices in Dallas, Texas, Detroit, Michigan, Reston, Virginia and Denver, Colorado. The project offices provide services to a wide range of clients not encompassed by the Company's specific industry groups and support the industry groups. The project offices typically pursue shorter-term systems integration, software development and consulting projects. As with the industry groups, the project offices package and deliver services using skills and technologies within those offices and, in some cases, call on the Company's discrete competency groups.

     The Company's business consulting groups market and deliver their services directly to clients and as part of integrated service offerings by the Company.

     The Company maintains technical competency groups in order to leverage certain technical skills across the Company's industry groups and project offices. These groups support the design and delivery of services by the Company's industry groups and project offices. The Company's object-oriented group also markets and delivers its services directly to clients.

SWISS BANK CORPORATION

     In January 1996, the Company formed a strategic alliance with Swiss Bank Corporation ("Swiss Bank") which involved (i) a long-term contract for the Company to deliver IT services to Swiss Bank's SBC Warburg Division ("SBC Warburg"), (ii) separate agreements to provide services to other Swiss Bank operating units and to permit the Company to use certain Swiss Bank assets and
(iii) the grant to Swiss Bank of options to acquire stock of the Company. In April 1997, the Company concluded the renegotiation of the terms of its strategic alliance with Swiss Bank. The new terms are effective from January 1, 1997 and involve (i) the restructuring of the IT services contract for SBC Warburg, (ii) the termination of all options to acquire stock of the Company that were granted in connection with the original transactions and (iii) the sale to Swiss Bank of stock of the Company and options to purchase stock of the Company. The agreements that contain the terms of the Swiss Bank alliance, as renegotiated, are collectively called the "Swiss Bank Agreements". Pursuant to the terms of the Swiss Bank Agreements, the Company also continues to hold a 40% stake in Swiss Bank's IT subsidiary, Systor AG ("Systor"). A portion of the Company's interest in Systor will be returned to Swiss Bank if the SBC Warburg EPI Agreement is terminated. The portion that would be returned to Swiss Bank upon such a termination declines ratably over a 10-year period which began on January 1, 1997.

     The following summary of the principal Swiss Bank Agreements is qualified in its entirety by reference to such agreements, copies of which are attached hereto as Exhibits 10.30, 10.31 and 10.32.


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Master Operating Agreement

     The Amended and Restated Master Operating Agreement, dated as of January 1, 1997, between the Company and Swiss Bank (the "Master Operating Agreement"), contains the standard terms and conditions that apply to all agreements ("EPI Agreements") pursuant to which the Company provides or may, in the future, provide operational management services to Swiss Bank and its affiliates. The Master Operating Agreement has an indefinite term; however, it may be terminated by either party on or after December 31, 2008. In addition, the Company may terminate the Master Operating Agreement and certain EPI Agreements for cause, non-payment, Swiss Bank's insolvency and certain cross-defaults. Swiss Bank may terminate the Master Operating Agreement and certain EPI Agreements for cause, the Company's insolvency, a change in control of the Company, the Company's discontinuance of its provision of IT services, certain cross-defaults, the occurrence of certain significant events at Swiss Bank and the Company's non-compliance with Swiss Bank's security procedures.

SBC Warburg EPI Agreement

     The Amended and Restated Agreement for EPI Operational Management, dated as of January 1, 1997, between Swiss Bank and the Company (the "SBC Warburg EPI Agreement"), governs the relationship between Swiss Bank and the Company with respect to SBC Warburg. The SBC Warburg EPI Agreement requires that Swiss Bank obtain from the Company SBC Warburg's requirements for the operational management of its technology resources (including mainframes, desktops, and voice and data networks), excluding hardware and proprietary software applications development. The term of the SBC Warburg EPI Agreement is 10 years beginning January 1, 1997.

     The Company's charges for services provided under the SBC Warburg EPI Agreement are generally based on reimbursement of all costs, other than Company corporate overhead, incurred by the Company in the performance of services for SBC Warburg. In addition, the Company will receive an agreed annual amount subject to bonuses and penalties related to the Company's performance on certain defined metrics.

PSC Stock Agreement

     Pursuant to the Amended and Restated PSC Stock Option and Purchase Agreement, dated as of April 24, 1997 (the "PSC Stock Agreement"), the Company issued and sold to Swiss Bank options (the "SBC Options"), including options to purchase 3,617,160 shares of the Company's nonvoting Class B Common Stock, par value $.01 per share ("Class B Common Stock," and such shares, "Class B Shares") at a purchase price of $2.25 per option



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share (the "SBC Warburg Options"). The Company also issued and sold to Swiss
Bank 50,000 Class B Shares at a purchase price of $7.30 per share (the "SBC Warburg Shares"). Subject to regulatory limits, the SBC Warburg Options are exercisable immediately and from time to time until they expire at an exercise price of $7.30 per share. The SBC Warburg Options expire five years after they vest; provided that the five-year periods are tolled during any time that ownership restrictions prevent Swiss Bank from exercising such options.

     The SBC Warburg Options and the SBC Warburg Shares were issued and sold in connection with the execution and delivery of the SBC Warburg EPI Agreement. The SBC Warburg Options and the SBC Warburg Shares continue to vest at a rate of 31,953 shares per month for the first five years of the SBC Warburg EPI Agreement and at a rate of 29,167 shares per month thereafter. In the event of termination of the SBC Warburg EPI Agreement for any reason, (i) all unvested SBC Warburg Options will be terminated and (ii) Swiss Bank will deliver to the Company, against the payment of the purchase price of $7.30 per share, title to all unvested SBC Warburg Shares.

     Pursuant to the PSC Stock Agreement, the Company also agreed to issue and sell to Swiss Bank, upon the occurrence of the "SBC Domestic Event", additional SBC Options (the "SBC Domestic Options") and/or Class B Shares (the "SBC Domestic Shares"), for an aggregate total of 3,500,000 SBC Domestic Options and SBC Domestic Shares, in such combination of options and shares to be determined in the discretion of Swiss Bank. The "SBC Domestic Event" means the entering into by the Company and Swiss Bank, on or prior to December 31, 1998, of a definitive agreement, having a term of 10 years and a similar scope and size to the SBC Warburg EPI Agreement, relating to Swiss Bank apart from SBC Warburg, including such terms and conditions consistent with those set forth in the SBC Warburg EPI Agreement as may be agreed upon by the Company and Swiss Bank (the "SBC Domestic Agreement").

     The purchase price for the SBC Domestic Options will be an amount per share equal to a defined fair value for the SBC Domestic Options as of the date of the occurrence of the SBC Domestic Event. The exercise price per share for the SBC Domestic Options will also be the defined fair value per share as of the date of grant. The SBC Domestic Options expire five years after they vest; provided that the five-year periods are tolled during any time that ownership restrictions prevent Swiss Bank from exercising such options.

     SBC Domestic Options and SBC Domestic Shares will vest ratably over 10 years commencing on the SBC Domestic Event, and will continue to vest until the SBC Domestic Agreement is terminated. In the event of termination of the SBC Domestic Agreement for any reason, (i) all unvested SBC Domestic Options will be terminated and (ii) Swiss Bank will deliver to the Company, against payment therefor, per share of the purchase and exercise price for the SBC Domestic Options, all unvested SBC Domestic Shares.

     The SBC Warburg Options and the SBC Domestic Options will generally be exercisable immediately upon grant. Swiss Bank is, however, subject to certain regulatory limitations upon its exercise of SBC Options. After giving effect to any purchase of SBC Options, purchase of Class B Shares and exercise of SBC Options by


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Swiss Bank, (i) the number of Class B Shares owned by Swiss Bank
(including any Class B Shares then owned by any employee of Swiss Bank), together with the number of any Class B Shares owned by Swiss Bank at any time prior to such exercise, may not exceed 10% of the number of shares of Common Stock outstanding, and (ii) the aggregate purchase and exercise prices paid by Swiss Bank on the acquisition of Class B Shares and exercise of SBC Options may not exceed 10% of the consolidated stockholders' equity of the Company. If, however, on certain specified anniversaries of the date of the PSC Stock Agreement, beginning in 2004 (each, a "Trigger Date"), the number of Class B Shares for which SBC Options are exercisable is limited because an insufficient number of the shares of Common Stock are outstanding, Swiss Bank has, subject to certain exceptions, the right to initiate certain procedures to eliminate such deficiency. These procedures may result in the Company issuing additional Common Stock and Swiss Bank requesting that the Federal Reserve Board approve an increase in the percentage of Common Stock of the Company that Swiss Bank may own or the Company purchasing shares of Class B Stock from Swiss Bank at the then fair market value defined in the SBC Stock Agreement.

     Swiss Bank may not sell or otherwise transfer any Options or any Class B shares that have not vested. In addition, subject to certain exceptions, the PSC Stock Agreement restricts the right of Swiss Bank to transfer Class B Shares (i) within certain periods surrounding an IPO or (ii) if the transfer would contravene applicable banking law. In addition, in certain limited circumstances, the Company has a right of first refusal to purchase Class B Shares that Swiss Bank desires to sell.

RELIANCE ON MAJOR CLIENTS

     During the year ended December 31, 1996, approximately 28% of the Company's revenues were earned in connection with services performed on behalf of Swiss Bank and its affiliates. If certain competitors of Swiss Bank acquire more than 25% of the shares of Class A Common Stock of the Company ("Class A Common Stock," and such shares, "Class A Shares") or another party (other than an affiliate of Ross Perot) acquires more than 50% of the Class A Shares and, if in either case, that acquisition is reasonably likely to have a significant adverse impact on the performance of or the charges for the services rendered by the Company, Swiss Bank has the right to terminate the Swiss Bank
Agreements. The loss of Swiss Bank as a client would have a material adverse effect on the Company's business, financial condition and results of operations. See "- Swiss Bank Corporation."

     The Company's two most significant clients (after Swiss Bank) accounted for an aggregate of approximately 15% of the Company's contract revenues during the year ended December 31, 1996. Neither of these clients accounted for more than 10% of the Company's contract revenues. The loss of one or more of these clients could have a material adverse effect on the Company's business, financial condition and results of operations.


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COMPETITION

     The Company's markets are intensely competitive and are characterized by continuous changes in customer requirements and the technology available to satisfy those requirements. The Company has a small share of the highly fragmented IT services market. With respect to large contracts, the Company's principal competitors include International Business Machines Corporation ("IBM"), Andersen Consulting LLP, Computer Sciences Corporation and Electronic Data Systems Corporation. Each of these companies, as well as some other competitors, has greater financial, technical, sales and marketing resources, greater name recognition and a larger customer base than the Company. The Company expects to see additional competition as it addresses new markets and as the computing and communications markets converge. The Company competes on the basis of a number of factors both within and outside of its control, including price, technological innovation, ability to invest in or acquire assets of potential customers and strategic relationships with customers and suppliers. There can be no assurance that the Company will be able to compete successfully against its current or future competitors with respect to these or other factors in the future. In addition, there can be no assurance that competition will not have a material adverse effect on the Company's results of operations.

MERGERS AND ACQUISITIONS

     In the second half of 1996 and the first quarter of 1997, the Company consummated several acquisitions which contributed technical personnel and expertise in specific technologies and markets as well as certain in-process technologies. None of these acquisitions was material in the context of the Company taken as a whole. The Company continually evaluates the possibility of further acquisitions and intends to continue to complement its internal growth through acquisitions and other business affiliations.

INFORMATION REGARDING GEOGRAPHIC REGIONS

     For information regarding geographic regions in which the Company operates, see Note 12 to the Consolidated Financial Statements, "Certain Geographic Data and Segment Information."

TRADEMARKS, PATENTS AND COPYRIGHTS

     The Company owns or has obtained licenses for a number of copyrights and trademarks relating to its products and services. The Company does not believe that any particular copyright, trademark or group of copyrights and trademarks is of material importance to the Company's business taken as a whole.



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EMPLOYEES

     As of March 31, 1997, the Company employed approximately 4,900 persons located in the United States and several other countries. None of the Company's United States employees are currently employed under an agreement with a collective bargaining unit. The Company's employees in France and Germany are generally members of work councils and have worker representatives. These representatives must be consulted on any major change in operations that affects such employees. The Company believes that its relations with employees are good.

ITEM 2.  FINANCIAL INFORMATION.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following selected consolidated historical financial data as of and for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 is unaudited but has been derived from the Company's Consolidated Financial Statements, which have been audited by Coopers & Lybrand L.L.P. ("Coopers & Lybrand"), independent auditors. The Company has retained Coopers & Lybrand as its auditors for each of the five years listed in the table below. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements and the Notes to the Consolidated Financial Statements, which are included herein.

                                             As of and for the years ended December 31,
                                       1996      1995        1994     1993 (1)      1992
                                       ----      ----        ----     --------      ----
                                              (in millions, except per share data)
Operating Results:
Contract revenue                    $  599.4   $  342.3   $  292.2   $  291.8    $  247.1
Direct cost of services                465.1      268.6      246.1      251.1       197.7
Operating income (loss)                 41.4       20.9       10.9      (19.7)       20.2
Net income (loss)                       20.5       10.8        6.3      (14.7)       10.7
Primary and full diluted earnings
  (loss) per common share               0.40       0.30       0.18      (0.51)       0.41

Balance Sheet Data:
Cash and cash equivalents               27.5       17.4        9.2       26.9        15.2
Total assets                           232.2      130.5       91.2      122.1       118.9
Long-term debt                           5.2        6.1       10.0       18.7        22.9

(1) During the fourth quarter of 1993, the Company recorded a charge to earnings reversing amounts previously recognized as recoverable costs under the percentage-of-completion method of accounting in recognition of delays and cost overruns related to the development of a software application for a client.


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                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following commentary should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements, which are included herein.

OVERVIEW

     The Company is an IT services and business transformation company helping clients devise, plan, implement and manage business and IT solutions. The services offered by the Company include systems integration, systems operation and software development, as well as business and IT consulting. The Company's clients represent a broad range of industries, including financial services, healthcare, communications and media, energy, manufacturing and travel and transportation.

RESULTS OF OPERATIONS

Comparison of the year ended December 31, 1996 to the year ended December 31,
1995

     Contract revenue increased in 1996 by 75% to $599.4 million from $342.3 million in 1995. The primary growth factor was an increase in revenue from sales to new clients, including $168.9 million generated by the Swiss Bank Agreements. In addition, $20.8 million of total contract revenue in 1996 resulted from the expansion of a contract with an existing client that merged with another entity and $10.7 million of total contract revenue in 1996 was related to businesses acquired during 1996. The remaining contract revenue increase of $56.7 million was related to growth in short-term project engagements, expansion of business with existing clients and the addition of new clients (other than Swiss Bank).

     Domestic contract revenue increased in 1996 by 53% to $365.2 million from $238.8 million in 1995 due to the recognition of $53.9 million in domestic Swiss Bank revenue and 30% growth in other domestic business. The growth in non-Swiss Bank domestic business was due to the factors discussed in connection with the growth of total contract revenue above. Domestic contract revenue declined as a percentage of total contract revenue to 61% from 70% in 1995 due to Swiss Bank contract revenue, of which $159.6 million was earned in Europe and $9.3 million in Asia.

     Non-domestic contract revenue, which included European and Asian operations, increased in 1996 by 126% to $234.2 million from $103.5 million in 1995, due in large part to the previously discussed Swiss Bank revenue. As a result, non-domestic contract revenue grew in 1996 to 39% of total contract revenue in 1996 from 30% in 1995. For additional information on the geographic breakdown of revenue, see Note 12 to the Consolidated Financial Statements, "Certain Geographic Data and Segment Information".


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     Direct cost of services increased in 1996 by 73% to $465.1 million from
$268.6 million in 1995. The increase in the direct cost of services was primarily the result of growth in the Company's business. In addition, direct cost of services were increased by a $4.2 million write-off of software license transfer rights and a $3.9 million write-off of purchased research and development expenses in connection with 1996 business acquisitions accounted for under the purchase method. Selling, general and administrative expenses ("SG&A") increased in 1996 by 76% to $92.9 million from $52.9 million in 1995, due to the addition of key executives, expansion of the sales force, and staff growth in administrative support areas such as communications, finance, human resources, legal, strategy, marketing, resourcing and internal systems.

     Operating income nearly doubled in 1996 to $41.4 million from $20.9 million in 1995, reflecting business growth and other factors previously discussed in connection with revenue, direct cost of services and SG&A. Operating margin increased in 1996 to 6.9% from 6.1% in 1995 due to a decline in direct cost of services as a percentage of contract revenue in 1996 to 77.6% from 78.5% in 1995. The after tax margin increased in 1996 to 3.4% from 3.2% in 1995.

     The effective tax rate increased in 1996 to 48.9% from 46.6% in 1995, due primarily to an increase in non-deductible expense items.

Comparison of the year ended December 31, 1995 to the year ended December 31,
1994

     Contract revenue increased in 1995 by 17% to $342.3 million from $292.2 million in 1994, primarily as a result of growth in sales to new clients. This net increase in contract revenue was reduced by $24.3 million due to the April 1995 restructuring of a facilities management contract with NationsBanc Services, Inc. ("NBS," and such contract, the "NBS Agreement"). Under the terms of the NBS Agreement, the Company received $12.0 million as prepayment for services to be rendered over four years. The Company is recognizing this prepayment ratably over the four-year term of the contract. In addition, the Company transferred property, equipment and purchased software to the client for $5.8 million, representing the approximate net book value of the assets.

     Domestic contract revenue increased in 1995 by 23% to $238.8 million from $193.9 million in 1994. Offsetting a $24.3 million decline in 1995 from the restructuring of the NBS Agreement, revenue from other domestic contracts increased by $69.2 million, or 52% due primarily to growth in short-term project sales to new clients. For 1995 and 1994, domestic contract revenue represented 70% and 66%, respectively, of total contract revenue.

     Non-domestic contract revenue increased in 1995 by 5% to $103.5 million from $98.3 million in 1994. As a percentage of total contract revenue, non-domestic contract revenue declined in 1995 to 30% from 34% in 1994, primarily because two major European software development projects were completed in 1994, after which the


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Company's services to these clients became more operational in nature. The net impact of this change on 1995 contract revenue was a decrease of $18.9 million. For additional information on the geographic breakdown of revenue, see Note 12 to the Consolidated Financial Statements, "Certain Geographic Data and Segment Information".

     Direct cost of services as a percentage of contract revenue declined in 1995 to 78% from 84% in 1994, due to growth in short-term consulting projects, a larger concentration of operations staff in sales roles, and the restructuring of the NBS Agreement. SG&A increased as a percentage of revenue to 15% in 1995, from 14% in 1994, due to a larger use of operations staff in sales roles.

     Operating income nearly doubled in 1995 to $20.9 million from $10.9 million in 1994, despite the fact that 1994 operating income included recognition of a $6.7 million net gain from fees received in connection with the December 1993 exercise of an IT services contract termination clause by First American Bankshares, Inc. and its subsidiary banks ("FAB"). Upon exercise of FAB's termination clause, the Company received a cash payment of $17.4 million, of which $7.4 million was used to cover 1994 expenses related to the contract, and $3.3 million was accrued to cover estimated future facility lease costs. Further, in 1994, the Company was successful in obtaining a more favorable facility sublease arrangement than originally estimated, thereby resulting in the recognition of a $6.7 million benefit from the termination fee.

     Operating margin improved in 1995 to 6.1% from 3.7% in 1994 as a result of the decline in direct cost of services as a percentage of contract revenue. This was due to growth in higher margin short-term systems integration projects, more efficient staff utilization and the restructuring of the NBS Agreement. The after tax margin improved in 1995 to 3.2% from 2.2% in 1994. The effective income tax rate increased in 1995 to 46.6% from 37.6% in 1994, attributable primarily to the increase in certain non-deductible items.

LIQUIDITY AND CAPITAL RESOURCES

     Driven by Swiss Bank and other general business growth, cash flows from operating activities increased in 1996 to $53.9 million from $24.0 million in 1995. Key growth factors underlying this increase included net income, accrued liabilities and deferred revenue, the effects of which were partially offset by growth in accounts receivable and deferred income taxes. Net income increased in 1996 to $20.5 million from $10.8 million in 1995, and accrued liabilities grew to $83.0 million in 1996 from $38.9 million in 1995, due to Swiss Bank related expense growth. Deferred revenue increased in 1996 to $22.0 million from $5.9 million in 1995, due to advance payments on new contracts and the deferred recognition of a $5.1 million contract termination fee received in 1996 which will be recognized in 1997 as expenses associated with the disposition of the contract are incurred. The impact of these net increases in cash from operating activities was reduced because accounts receivable grew in 1996 to $113.8 million from $61.2 million in 1995 and because deferred income taxes increased in 1996


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to $30.5 million from $16.1 million in 1995. The accounts receivable growth from 1995 to 1996 was due primarily to the significant increase in sales to new clients, especially to Swiss Bank, which accounted for $26.5 million of the net change. The increase in deferred income taxes from 1995 to 1996 was due primarily to growth in accrued expenses not deductible in the current period.

     Cash flows from operating activities increased in 1995 to $24.0 million from $1.3 million in 1994, reflecting business growth and the effect of a $12.0 million advance payment received in 1995, in connection with the restructuring of the NBS Agreement. Although business growth caused accounts receivable to grow by $34.2 million, this change was more than offset by related growth in accrued liabilities, accounts payable and accrued compensation. Also, depreciation and amortization declined by $6.5 million. Income tax payments made in 1995 relating to 1994 tax liabilities were $0.2 million compared to $9.4 million in income tax payments made in 1994 relating to 1993 tax liabilities.

     Net cash used in investing activities increased in 1996 to $41.9 million from $12.4 million in 1995 due to growth-related increases in capital expenditures, a decline in asset sales, new businesses acquired and increased investments in unconsolidated subsidiaries. In 1996, the Company increased its investment in property, equipment and software to $27.5 million from $18.3 million in 1995, to accommodate overall staff growth of 50%. Cash paid in 1996 for business interests acquired was $15.0 million, of which $9.5 million was used to acquire 100% equity interests in three IT services companies and one business consulting firm, and $5.5 million was used to purchase minority interests in other companies. These entities are expected to contribute significant knowledge and new expertise to the Company's service offerings, assist in the development of new products and software applications and to provide new business opportunities. There can be no assurance that the acquired businesses will provide new opportunities or that new products or software applications will be developed or, if developed, successfully brought to market. The Company is committed to investing a maximum of $16.6 million to fund additional future capital requirements of the unconsolidated entities. The actual amounts invested in these businesses will vary depending on their needs for cash and the opportunities available to them. Cash proceeds on sales of property, equipment and software declined in 1996 to $0.7 million from $6.0 million in 1995, reflecting no large asset sales in 1996, as opposed to 1995, in which property, equipment and purchased software valued at $5.8 million was sold in connection with the restructuring of the NBS Agreement.

     Net cash used in investing activities increased in 1995 to $12.4 million from $10.1 million in 1994, reflecting a business growth related increase of $8.0 million in capital expenditures, offset by an increase of $5.8 million in cash proceeds on sales of property, equipment and software related to the restructuring of the NBS Agreement.

     Net cash used in financing activities increased in 1996 to $4.5 million from $3.6 million in 1995. In 1996, the Company redeemed 100% of its outstanding Series A

Preferred Stock for $8.5 million to eliminate dividends with no tax benefit. Other significant cash changes included a $4.2 million increase in net proceeds from the issuance of Class A Common Stock, which reflected a significant increase in the exercise of stock options by employees in 1996. In addition, there was a $2.1 million increase in repayments of stockholder notes receivable, a $0.7 million decrease in debt and capital lease obligation repayments, and a $0.6 million decrease in dividends paid on preferred stock.

     Net cash used in financing activities decreased in 1995 to $3.6 from $9.4 million in 1994, due primarily to reductions in repayments of debt and capital lease obligations.

     Because of growth in its international operations, the Company, in certain instances, utilizes foreign currency exchange contracts to manage its exposure and to mitigate the effects of currency fluctuations. See Note 13 to the Consolidated Financial Statements, "Commitments and Contingencies".

     The Company increased its credit line in August 1996 to $40.0 million from $10.0 million to fund general corporate purposes and potential business acquisitions. As of December 31, 1996, there were no borrowings outstanding under this line.

     The Company expects that its principal use of funds for the foreseeable future will be for acquisitions, capital expenditures and working capital. In addition, the Company expects to use funds for the development of in-process software applications, which were acquired as part of the 1996 business combinations. Capital expenditures may consist of purchases of computer and related equipment and software. The Company anticipates that cash flows from operating activities and unused borrowing capacity under its existing line of credit will provide sufficient funds to meet its needs for the remainder of 1997. Significant growth in the Company's business in 1997 and 1998 could result in the need for private or public offerings of debt or equity instruments of the Company to provide the funds necessary to support its growth.

SWISS BANK ALLIANCE

     The Company experienced substantial growth in 1996. A significant portion of that growth resulted from the formation of the Company's strategic alliance with Swiss Bank in January 1996, which was revised in April 1997. The alliance includes a long-term contract for the Company to deliver IT services to SBC Warburg and the grant to Swiss Bank of the SBC Options. Pursuant to the terms of the Swiss Bank Agreements, the Company also acquired a 40% interest in Systor. A portion of the Company's interest in Systor will be returned to Swiss Bank if the SBC Warburg EPI Agreement is terminated. The portion that would be returned to Swiss Bank upon such a termination declines ratably over a 10-year period which began on January 1, 1997. During the year ended December 31, 1996, approximately 28% of the Company's revenues were earned in connection with services performed on behalf of Swiss Bank and its affiliates. For more information regarding the Swiss Bank alliance, see "Swiss Bank Corporation".

ITEM 3.  PROPERTIES.

     As of March 31, 1997, the Company had 28 locations in the United States and five locations in three countries outside the United States. The Company owns no real estate, and leased properties consist primarily of office and warehouse facilities. Current leases have expiration dates that range from 1997 to 2012. Upon expiration of its leases, the Company does not anticipate any significant difficulty in obtaining renewals or alternative space. In addition to the leased property referred to above, the Company occupies office space at customer locations throughout the world. Such space is generally occupied pursuant to the terms of the respective customer contract.

     The Company's management believes that its facilities are suitable and adequate for its business. However, the Company has plans for expansion and is currently negotiating for expanded facilities for several of its locations. The Company does not anticipate any difficulty in obtaining sufficient space to accommodate the planned expansion.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth certain information known to the Company with respect to beneficial ownership of Class A Shares as of April 2, 1997 for
(i) all persons who are beneficial owners of five percent or more of the Company's common stock, (ii) each director of the Company, (iii) the Company's CEO and the other executive officers named in the Summary Compensation Table below, and (iv) all executive officers and directors as a group:

       5% Beneficial Owners,                 Number of Class A             Percent
Directors and Executive Officers (1)    Shares Beneficially Owned (2)    of Class (2)
------------------------------------    -----------------------------    ------------
HWGA, Ltd. (3)                                  16,000,000                   40.8%

Morton H. Meyerson (4)                           4,015,200                   10.2
James A. Cannavino                               2,000,245                    5.1
James Champy(5)                                    500,000                    1.3
Guillermo G. Marmol (6)                            310,201                      *
Donald D. Drobny (7)                               764,293                    1.9
John E. King (8)                                   803,406                    2.0
David M. Cohen (9)                                 152,000                      *
Steve Blasnik                                            0                      *
Craig Fields (10)                                   62,000                      *
Raymond L. Golden                                   60,000                      *
Carl Hahn                                          200,000                      *
Ross Perot, Jr. (11)                            16,000,000                   40.8
John L. Segall                                      60,000                      *

All Executive Officers and Directors as a
Group (17 persons)                              25,685,181                   65.4

*  Less than 1%

(1) The address for Messrs. Meyerson and Cannavino is 12377 Merit Drive, Suite 1100, Dallas, Texas 75251. The address for HWGA, Ltd. is 12377 Merit Drive, Suite 1700, Dallas, Texas 75251.

(2) Percentages are based on the total number of Class A Shares outstanding at April 2, 1997, plus the total number of outstanding options and warrants held by each person that are exercisable within 60 days of such date. Class A Shares issuable upon exercise of outstanding options and warrants, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, other than shared property rights created under joint tenancy or marital property laws as between the Company's directors and executive officers and their respective spouses, each stockholder named in the table has sole voting and investment power with respect to the Class A Shares set forth opposite such stockholder's name. The Class A Shares listed include Class A Shares held by the Company's Retirement Savings Plan and Trust for the benefit of the named individuals. Voting and investment power over such Class A Shares is held by the trustee of such trust subject to the direction of the Company's 401(k) Plan Committee.

(3) Ross Perot is the managing general partner of HWGA, Ltd. ("HWGA"). In addition, Ross Perot, Jr., a director of the Company, is a general partner of HWGA. Shares owned by HWGA are also shown in this table as being beneficially owned by Ross Perot, Jr.

(4) Includes 4,000,000 Class A Shares owned by the Meyerson Family Limited Partnership (the "Meyerson Partnership"), of which Mr. Meyerson is the sole general partner, and 15,200 Class A Shares held by various trusts established by Mr. Meyerson (the "Trusts"). As the general partner of the Meyerson Partnership and the trustee of the each of the Trusts, Mr. Meyerson has sole voting and investment power with respect to Class A Shares held by the Meyerson Partnership and the Trusts and, therefore, is deemed the beneficial owner of such Class A Shares.

(5) Includes 100,000 Class A Shares held by the Champy Family Irrevocable Trust (the "Champy Trust") of which Mr. Champy is a trustee. As trustee, Mr. Champy shares voting and investment power with respect to the Class A Shares held by the Champy Trust and, therefore, is deemed the beneficial owner of such Class A Shares.

(6) Includes 4,000 Class A Shares held by Mr. Marmol as custodian for his children.

(7) Includes 80,000 Class A Shares held by Mr. Drobny's son, 80,000 Class A Shares held by Mr. Drobny's daughter and 2,000 Class A Shares held by Mr. Drobny's spouse. Mr. Drobny shares voting and investment power with the respective holders of such Class A Shares.

(8) Includes 2,000 Class A Shares held by Mr. King's spouse with respect to which Mr. King shares voting and investment power.

(9) Includes 30,000 Class A Shares held of record by Mr. Cohen's children, with respect to which Mr. Cohen has sole voting and investment power.

(10) Includes 2,000 Class A Shares held by Mr. Fields' spouse, as to which Mr. Fields disclaims beneficial ownership.

(11) All Class A Shares are held by HWGA, Ltd., a limited partnership of which Ross Perot, Jr. is a general partner. As a general partner, Ross Perot, Jr. shares voting and investment power with respect to Class A Shares held by such partnership and, therefore, may be deemed the beneficial owner of such Class A Shares.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

The Company's Board of Directors (the "Board") currently has nine members, three of whom are executive officers of the Company. The names, ages and positions of the Company's directors and executive officers are set forth below.

         Name               Age   Positions
         ----               ---   ---------
Morton M. Meyerson .......   58   Chairman of the Board
James A. Cannavino .......   52   President, Chief Executive Officer and Director
Peter Altabef ............   37   Vice President, General Counsel and Secretary
Terry Ashwill ............   52   Vice President and Chief Financial Officer
James Champy .............   55   Vice President and Director
David E. Cohen ...........   48   Vice President
Donald D. Drobny .........   54   Vice President
Susan Fairty .............   38   Vice President
John E. King .............   50   Vice President
Guillermo G. Marmol ......   44   Vice President
Ron Nash .................   48   Vice President
Steve Blasnik ............   39   Director
Craig Fields .............   50   Director
Raymond L. Golden ........   59   Director
Carl Hahn ................   70   Director
Ross Perot, Jr ...........   38   Director
John L. Segall ...........   70   Director

     Directors are elected to serve for one-year terms and until their successors are elected and qualified. Executive officers serve at the discretion of the Board. Set forth below is a description of the backgrounds of the directors and executive officers of the Company.

     Morton M. Meyerson has served as Chairman of the Board and a director of the Company since June 1992. In addition, from June 1992 until September 1996, Mr. Meyerson also served as Chief Executive Officer of the Company ("CEO"). From May 1986 until June 1992, Mr. Meyerson was a private investor. Prior to that time, Mr. Meyerson held a variety of positions with Electronic Data Systems Corporation, most recently as Vice Chairman of the Board. Mr. Meyerson also serves as a director of Energy Services Company International, Inc. and Crescent Real Estate Equities, Inc.

     James A. Cannavino has served as President and a director of the Company since October 1995. In addition, he was elected CEO in September 1996. Mr. Cannavino was also the Chief Operating Officer of the Company from October 1995 until September 1996. Prior to that time, Mr. Cannavino held a variety of positions during his 32-year career with IBM where he served, from January 1993 until March 1995, as Senior Vice President for Strategy and Development and, from January 1991 until

January 1993, as Senior Vice President and General Manager of IBM's Personal Systems Group. Mr. Cannavino also serves as a director of 7th Level, Inc.

     Peter Altabef joined the Company in June 1993 and was elected Vice President in June 1995 and Secretary in March 1996. Mr. Altabef became General Counsel in April 1994. From January 1991 until May 1993, Mr. Altabef was a partner in the Dallas law firm of Hughes & Luce, L.L.P.

     Terry Ashwill joined the Company in January 1997 as a Vice President and Chief Financial Officer. From August 1991 until January 1997, Mr. Ashwill served as Executive Vice President, Chief Financial Officer of True North Communications, Inc.

     James Champy joined the Company in August 1996 as Vice President and a director. Mr. Champy oversees the Company's consulting practice. From 1993 until 1996, Mr. Champy was Corporate Vice President and Chairman -- Consulting Group of Computer Sciences Corporation. Mr. Champy was one of the founders of, and from 1969 until 1996 served in a variety of capacities for, Index (a management consulting firm) and CSC Index (the management consulting arm of Computer Sciences Corporation formed upon the acquisition of Index by Computer Sciences Corporation in 1988). Most recently, Mr. Champy was Chairman and Chief Executive Officer of CSC Index.

     David Cohen joined the Company in December 1993 and was elected Vice President in August 1994. From August 1988 until September 1993, Mr. Cohen was the Chief Financial Officer and a director of Alexon Group PLC, a clothing retailer based in the United Kingdom. Mr. Cohen has oversight responsibility for the Company's finance and several other support and delivery operations in Europe. Mr. Cohen also oversees the Company's participation in a joint venture with HCL Corporation in India and Asia.

     Donald D. Drobny is one of the Company's founders. Mr. Drobny joined the Company in June 1988, and was elected a Vice President in April 1989. Mr. Drobny currently has oversight responsibility for all of the Company's project offices.

     Susan Fairty joined the Company as a Vice President in April 1996. Ms. Fairty currently serves as the Company's Chief Technology Officer overseeing the development of the Company's technical competencies and technical strategies. From June 1981 until March 1996, Ms. Fairty held a variety of positions with IBM.

     John E. King is one of the Company's founders. Mr. King joined the Company in June 1988, and was elected a Vice President in April 1989. Mr. King currently has oversight responsibility for the Company's Global Financial Services group.

     Guillermo G. Marmol joined the Company in January 1996 as a Vice President. Prior to joining the Company, Mr. Marmol held a variety of positions during an 18-year career with McKinsey & Company, Inc., an international management consulting firm. He was elected a director (senior partner) in 1991 and most recently held leadership positions in the firm's director election committee, Dallas office and organization practice.

     Ron Nash joined the Company in March 1993 and was elected Vice President in May 1995. From November 1985 until March 1993, Mr. Nash held a variety of positions with Advanced Telemarketing Corporation and, following its acquisition by ATC Communications Group, with its parent corporation. From September 1992 until March 1993, Mr. Nash served as Vice President, International and a director of ATC Communications Group. Immediately prior to that time, Mr. Nash served as President, Chief Operating Officer and a director of Advanced Telemarketing Corporation. Mr. Nash currently has oversight responsibility for the Company's industry group (which consists of all industries other than Global Financial Services).

     Steve Blasnik was elected a director of the Company in September 1994. Since 1991, Mr. Blasnik has served as President of Perot Investments, Inc., a private investment firm and an affiliate of Ross Perot ("PII"). Mr. Blasnik also serves as a director of Zonagen, Inc.

     Craig Fields was elected a director of the Company in November 1992. Mr. Fields has served as Vice Chairman of Alliance Gaming Corporation since September 1994. Prior to that time, Mr. Fields was Chairman and Chief Executive Officer of the Microelectronics and Computer Consortium from May 1990 until March 1994. Mr. Fields also serves as a director of Energy Services Company International, Inc., Projectavision, Inc. and Firearms Training Systems, Inc.

     Raymond L. Golden was elected a director of the Company in November 1992. In August 1996, Mr. Golden became Chairman of BT Wolfensohn, a division of BT Securities Corporation. From March 1995 until August 1996, Mr. Golden was President of Wolfensohn & Co., Inc., a predecessor of BT Wolfensohn. From January 1989 until March 1995, Mr. Golden was a shareholder of Wolfensohn, Inc.

     Carl Hahn was elected a director of the Company in April 1993. Since June 1996, Mr. Hahn has been a private investor. From June 1993 until June 1996, Mr. Hahn served as Chairman of the Board of Directors of Saurer Ltd., a manufacturer of textile machines. Prior to that time, Mr. Hahn served as Chairman of the Board of Management of Volkswagen AG until December 1992. Mr. Hahn also serves as a director of PACCAR, Inc., TRW Inc., Thyssen AG, AGIV, Gerling AG, Volkswagen AG and a number of other European companies.

     Ross Perot, Jr. was elected a director of the Company in 1988. Since March 1988, Mr. Perot has served as Chairman of Hillwood Development Corporation, a real estate development company.

     John L. Segall was elected a director of the Company in November 1992. Mr. Segall served as Vice Chairman of GTE Corporation from March 1991 until March 1994 and has been a private investor since that time. Mr. Segall also serves as a director of Norwalk Savings and General Data Communications Corporation.

ITEM 6.  EXECUTIVE COMPENSATION.

     The Summary Compensation Table below shows compensation for the 1996 fiscal year of each person who served in the capacity of CEO during the year and the four most highly compensated executive officers other than the CEO who were serving as executive officers at the end of the 1996 fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                 Annual Compensation              Long Term Compensation
                                         ------------------------------------             Awards (1)
                                                                                  ----------------------
                                                               Other      Restricted     Securities
                                                               Annual       Stock          Under-        All Other
                                                     Bonus     Compen-     Award(s)        Lying          Compen-
     Name and Principal                  Salary       ($)     sation (3)     (4)          Options        sation (5)
          Position              Year       ($)        (2)        ($)         ($)            (#)             ($)
     ------------------         ----     ------      -----    ----------  ----------     ----------      ----------
Morton H. Meyerson
  Chairman & CEO (6) .....       1996    583,333    180,000      10,507        --            --             40,216
James A. Cannavino
  President & CEO (7) ....       1996    538,542    180,000     189,579        --            --             17,232
Guillermo G. Marmol
  Vice President .........       1996    400,000    110,000        --         -0-          200,000           6,639
Donald D. Drobny
  Vice President .........       1996    377,195     75,000       6,725        --            --             17,232
John E. King
  Vice President .........       1996    300,000     85,000       8,543        --            --             17,232
David M. Cohen
  Vice President .........       1996    269,534     83,334         --         --            --             15,703


     (1) On January 2, 1996, Mr. Marmol purchased 200,000 restricted Class A Shares for $1.75 per share (the fair value of such shares on the date of purchase) and was granted options with an exercise price of $1.75 per share to purchase an additional 200,000 Class A Shares. The shares and options vest ratably a ten-year period. The first vesting date was January 2, 1997. On June 17, 1996, Mr. Marmol purchased an additional 100,000 restricted Class A Shares for $2.50 per share (the fair value of such shares on the date of purchase). In connection with the June 17 purchase, Mr. Marmol surrendered options to purchase 100,000 shares of Class A Stock that had been granted on January 2. All of Mr. Marmol's restricted stock and options will vest ratably over ten years. The first vesting date remained January 2, 1997.

     (2)  Bonus amounts shown were earned in 1996 and paid in 1997.

     (3) With respect to Mr. Cannavino, represents (i) $182,854 paid in connection with the maintenance of living quarters and payment of certain other living expenses pending his permanent relocation and
          (ii) $6,725 for the payment of taxes related to the life insurance policy referenced in Note 5 to this table. With respect to all other named executive officers, represents the payment of taxes related to the life insurance policies referenced in Note 5 to this table.

     (4) The number of restricted Class A Shares held by the named executive officers and the value of such Class A Shares (less the amount paid therefor) at December 31, 1996 is as follows: Mr. Meyerson - 637,500 Class A Shares (held by the Meyerson Partnership), $1,875,000; Mr. Cannavino - 1,800,000 Class A Shares, $4,950,000; and Mr. Marmol - 300,000 Class A Shares, $525,000.

     (5)  Represents (i) $17,550, $11,232, $693, $11,232 and $11,232 in life insurance premiums paid for the benefit of Messrs. Meyerson, Cannavino, Marmol, Drobny and King, respectively; (ii) $6,000 in Company contributions to the Company's 401(k) plan for the benefit of each of Messrs. Meyerson, Cannavino, Marmol, Drobny and King; (iii) $16,666 for the retroactive application of a salary increase for Mr. Meyerson, which amount relates to compensation for services rendered in 1995; and (iv) $17,330 contributed to a retirement fund on behalf of Mr. Cohen by Perot Systems Europe Limited.

     (6)  Mr. Meyerson served as CEO of the Company until September 1996.

     (7)  Mr. Cannavino has held the post of CEO since September 1996.

     The following table provides information relating to option grants in 1996 to the named executive officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

Individual Grants
---------------------------------------------------------------------------
                                                Percent of
                                                  Total                                            Potential Realized Value at
                               Number of         Options                                          Assumed Annual Rates of Stock
                               Securities        Granted                                          Price Appreciation For Option
                               underlying           to                                                       Term (1)
                                Options         Employees        Exercise                         -------------------------------
                                Granted         in Fiscal         Price          Expiration
          Name                    (2)              Year           ($/Sh)            Date             5% ($)           10% ($)
--------------------------    -------------    -------------    -----------     --------------    --------------    -------------
Morton H. Meyerson........             -0-             --             --                 --                 --                --
James A. Cannavino........             -0-             --             --                 --                 --                --
Guillermo G. Marmol (3)...         200,000           2.8%           1.75           1/2/2007            248,619           648,591
Donald D. Drobny..........             -0-             --             --                 --                 --                --
John E. King..............             -0-             --             --                 --                 --                --
David M. Cohen............             -0-             --             --                 --                 --                --

     (1) These amounts represent assumed rates of appreciation in market value from the date of grant until the end of the option term, at the rates set by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, in the Class A Shares.

     (2) Mr. Marmol's options were granted under the Company's 1991 Stock Option Plan at fair value on the date of the grant. Such options are exercisable as follows: one-tenth on the first anniversary of the grant date and an additional one-tenth on each succeeding anniversary date until such options are fully vested, subject to continued employment.

     (3) On June 17, 1996, Mr. Marmol surrendered options to purchase 100,000 Class A Shares (which options are included in the described grant) in connection with his purchase of 100,000 restricted Class A Shares. The remaining options to purchase 100,000 Class A Shares will continue to vest as described in Note 2.

     The following table provides information regarding exercises of stock options by named executive officers during 1996:

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR END OPTION VALUES

                                                            Number of
                                                            Securities        Value of
                                                            Underlying       Unexercised
                                                            Unexercised      in-the-Money
                                                            Options at       Options at
                                    Class                   Fiscal Year-     Fiscal Year-
                                   A Shares       Value       End (#)          End ($)
                                 Acquired on    Realized    Exercisable/     Exercisable/
          Name                   Exercise (#)      ($)      Unexercisable    Unexercisable
--------------------------       ------------   --------  ---------------    -------------
Morton H. Meyerson .......            -0-            -0-        -0-/-0-        -0-/-0-
James A. Cannavino .......            -0-            -0-        -0-/-0-        -0-/-0-
Guillermo G. Marmol ......            -0-            -0-    -0-/100,000    -0-/200,000
Donald D. Drobny .........            -0-            -0-        -0-/-0-        -0-/-0-
John E. King .............            -0-            -0-        -0-/-0-        -0-/-0-
David M. Cohen ...........        150,000        187,500    -0-/250,000    -0-/687,500

EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL AGREEMENTS

     Morton H. Meyerson. Mr. Meyerson's assignee, the Meyerson Partnership, purchased 4,000,000 Class A Shares from the Company pursuant to the terms of a stock purchase agreement between Mr. Meyerson and the Company (the "MFLP Agreement"). Under the MFLP Agreement, the Company has the right to repurchase a portion of the Class A Shares held by the Meyerson Partnership if Mr. Meyerson voluntarily resigns as Chairman unless the parties agree to an arrangement for Mr. Meyerson to remain with the Company. The agreement provides for a formula to determine how many Class A Shares the Company would have the right to repurchase. The number of Class A Shares that the Company would have the right to repurchase declines over five years from the date of the MFLP Agreement. In June 1997, the Company's right to repurchase Class A Shares held by the Meyerson Partnership will terminate.

     James. A. Cannavino. Mr. Cannavino's employment agreement with the Company provides for a base salary of $500,000 per year, subject to adjustment from time to time by the Board of Directors; provided, however, that a decrease in Mr. Cannavino's base salary is grounds for Mr. Cannavino to terminate his employment for good reason (as discussed below). Mr. Cannavino's employment agreement provides for additional benefits, including: (i) cash bonuses that may be paid in the discretion of the Board of Directors, (ii) payment of life insurance premiums, (iii) relocation benefits and (iv) certain travel benefits. Mr. Cannavino's employment agreement also provides that, in the event that the Company terminates his employment other than for cause (as defined in the agreement) or he terminates his employment agreement for good reason (as defined in the agreement), Mr. Cannavino will receive a severance payment equal to two years' base salary (computed using the highest base salary previously paid to him). The second year's salary would be reduced by amounts earned by Mr. Cannavino from other sources during that year unless termination of Mr. Cannavino's employment occurred within six months of a change in control (as defined in his employment agreement) of the Company.

     The 2,000,000 restricted Class A Shares acquired by Mr. Cannavino pursuant to his stock option grant vest in equal installments over ten years beginning on the first anniversary of the commencement of Mr. Cannavino's employment by the Company. Vesting is contingent on continued employment; provided, however, that Mr. Cannavino's restricted Class A Shares will continue to vest for limited periods following the termination of his employment if such termination is by the Company other than for cause (as defined in his employment agreement) or by Mr. Cannavino for good reason (as defined in his employment agreement). If Mr. Cannavino's employment is terminated without cause by the Company or for good reason by Mr. Cannavino (except, in either case, if the termination is related to a change in control of the Company (as defined in his employment agreement)) on or before the vesting date for 1998, Mr. Cannavino's Class A Shares will continue to vest through that vesting date, as scheduled. In the event such a termination is not related to a change in control of the Company and follows the vesting date for 1998, Mr. Cannavino's Class A Shares will continue to vest through the vesting date following the termination of employment, as scheduled. In addition, if there is a change in control of the Company during Mr. Cannavino's employment or Mr. Cannavino's employment is terminated prior to but in connection with a change in control of the Company, Mr. Cannavino's Class A Shares will vest as follows: (i) if the termination or change in control occurs on or before Mr. Cannavino's scheduled vesting date in 1999, all Class A Shares scheduled to vest through his vesting date in the year 2000 will immediately vest upon the change in control or termination or (ii) if the termination or change in control occurs after Mr. Cannavino's scheduled vesting date in 1999, all Class A Shares scheduled to vest through the next two vesting dates will immediately vest upon the change in control or termination. If the Class A Shares are not publicly traded prior to the year 2010, Mr. Cannavino has the right to require the Company to repurchase his Class A Shares at their then fair value.

     James Champy. Mr. Champy's associate agreement provides for a base salary of $500,000 per year, which is to be reviewed at least annually by the Board of Directors to determine whether such salary should be increased. Mr. Champy's associate agreement provides for additional benefits, including: (i) a bonus to be determined in accordance with the then current bonus plan applicable to the most senior officers of the Company, (ii) payment of life insurance premiums and (iii) certain travel benefits. Mr. Champy's associate agreement also provides that, in the event that Mr. Champy is terminated by the Company other than for cause or substantial misconduct (as defined in his associate agreement) or Mr. Champy is deemed to have been constructively terminated (as defined in his associate agreement), Mr. Champy will receive a severance payment equal to (i) one year of Mr. Champy's then current base salary if such termination occurs on or before August 12, 1997 or (ii) six months of Mr. Champy's then current base salary if such termination occurs after August 12, 1997. If Mr. Champy's employment is terminated by either party (other than for cause by the Company) within one year of a change in control of the Company (as defined in his associate agreement), Mr. Champy would be entitled to receive a severance payment equal to (i) one year of Mr. Champy's then current base salary if the change in control occurs on or before August 12, 1997 or (ii) six months of Mr. Champy's then current base salary if the change in control occurs after August 12, 1997.

     The 500,000 restricted Class A Shares acquired by Mr. Champy pursuant to his restricted stock agreement vest in equal installments over ten years beginning on the first anniversary of the commencement of Mr. Champy's employment by the Company. Vesting is contingent on continued employment; provided, however, that Mr. Champy's restricted Class A Shares will continue to vest for limited periods following the termination of his employment if his employment is terminated by the Company other than for cause or substantial misconduct (as defined in his associate agreement) or Mr. Champy is deemed to have been constructively terminated (as defined in his associate agreement). If Mr. Champy's employment is terminated by the Company other than for cause or substantial misconduct effective after August 12, 1997 and on or before August 12, 1998 or Mr. Champy is deemed to have been constructively terminated on or before August 12, 1998, Mr. Champy's restricted Class A Shares will continue to vest to and including the vesting date in 2000, as scheduled. If Mr. Champy's employment is terminated by the Company other than for cause or substantial misconduct or Mr. Champy is deemed to have been constructively terminated after August 12, 1998, Mr. Champy's restricted Class A Shares will continue to vest as scheduled for two years following termination of employment. If there is a change in control of the Company (as defined in his associate agreement) and Mr. Champy's employment is terminated within one year of such change in control by either party (other than for cause by the Company), Mr. Champy's Class A Shares will continue to vest as follows: (i) if the change in control occurs on or before August 12, 1998, all Class A Shares scheduled to vest to and including his vesting date in the year 2000 will vest on schedule or (ii) if the change in control occurs after August 12, 1998, all Class A Shares scheduled to vest through the next two vesting dates will vest on schedule. In the event that Mr. Champy is terminated for any reason by either party, Mr. Champy has the right to require the Company to purchase his shares for their original cost plus simple interest at the rate of eight percent per year.

DIRECTOR COMPENSATION

     Directors receive no cash compensation for their service on the Board of Directors or any committee of the Board of Directors, except that directors are reimbursed for their reasonable out-of-pocket expenses associated with attending Board of Directors and committee meetings. Except for Mr. Hahn, in the past, upon their election to the Board of Directors, non-employee directors (other than affiliates of Ross Perot) were offered either (i) the opportunity to purchase 60,000 restricted Class A Shares or (ii) the grant of an option to acquire 60,000 Class A Shares at a purchase or exercise price equal to the fair value of such Class A Shares at the date of purchase or grant, which restricted shares or options vest ratably over a five-year period. In April 1993, Mr. Hahn purchased 200,000 restricted Class A Shares at a price equal to the fair value of such shares at the date of purchase, which shares vest ratably over a five-year period.

     In December 1996, the Company adopted the 1996 Non-Employee Director Stock Option/Restricted Stock Plan (the "Non-Employee Director Plan"). The Non-Employee Director Plan provides for the issuance of nonqualified stock options or restricted stock to non-employee directors of the Company and any of its majority-owned subsidiaries. The Non-Employee Director Plan is administered by the Board of Directors, which has the authority to interpret the Non-Employee Director Plan. Directors eligible to receive awards under the Non-Employee Director Plan are those who are not employees of the Company (other than Ross Perot, Jr.). Each eligible existing director will receive comparable grants at completion of the original vesting schedule for such director's current options or restricted shares. Grants are made, subject to the discretion of the Chairman of the Board of Directors, upon election to the Board of Directors for new directors and, for existing directors, at completion of the original vesting schedule for the director's existing options or restricted shares. The Non-Employee Director Plan provides for a grant to each eligible director of (i) an option to purchase 30,000 Class A Shares or (ii) the right to purchase 30,000 restricted Class A Shares. The exercise price of options or the purchase price of restricted Class A Shares awarded under the Non-Employee Director Plan must be at least equal to 100% of the fair value of a Class A Share on the date of the award.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board consists of three non-employee directors, Messrs. Fields, Segall and Ross Perot, Jr.

     On September 30, 1996, the Company redeemed the 4,000,000 shares of the Company's Series A Preferred Stock, all of which was held by Ross Perot, the managing general partner of HWGA, for a redemption price equal to the par value of $2.125 per share plus all accrued and unpaid dividends, or an aggregate of $8,797,500. In addition, effective September 30, 1996, HWGA converted its 16,000,000 shares of the Company's Liquidation Preference Common Stock to 16,000,000 Class A Shares. Ross Perot, Jr. is a general partner of HWGA.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company has entered into an agreement with PII pursuant to which the Company licensed certain software from PII. The Company sublicensed such software to The Witan Company L.P. ("Witan"). Witan has paid a license fee of $1,000,000 directly to PII in connection with the license. The Company has a separate contract with Witan to perform development work on the licensed software. PII is an affiliate of Ross Perot, the managing general partner of HWGA. Mr. Blasnik is the President of PII.

     The Company has loaned funds to each of James A. Cannavino, Susan Fairty, Ron Nash and Guillermo G. Marmol in connection with the purchase by such persons of Class A Common Stock from the Company. Each of such loans accrues interest at the rate of eight percent per annum and is secured by the purchased stock. As of March 31, 1997, the total amount outstanding for each such loan (including accrued interest) was $1,546,224, $267,337 and $133,795 for Messrs. Cannavino, Nash and Marmol, respectively, and $570,380 for Ms. Fairty. Such amounts were the highest amounts outstanding with respect to such loans since their inception.

     In addition to amounts loaned to Mr. Cannavino in connection with his purchase of stock, the Company has agreed to loan Mr. Cannavino up to an additional $2,415,000 secured by his Class A Shares. An initial advance of $614,587 was made on March 11, 1996 and bears interest at the federal applicable rate. The initial advance, in general, is non-recourse to Mr. Cannavino, except with respect to the pledged stock. All advances (other than the initial advance) are full recourse to Mr. Cannavino. On March 18, 1997, the Company advanced Mr. Cannavino an additional $125,000 under this arrangement, which advance bears interest at 7.25% per year. As of March 31, 1996, the total amount outstanding (including accrued interest) relating to this these loans was $819,042. During April 1997, the Company advanced Mr. Cannavino an additional $1,146,685 pursuant to this agreement. Interest will accrue at the rate of 7.25% per year with respect to these amounts. Any future advances will bear interest at the greater of 7.25% and the federal applicable rate at the time of the loan.

     The Company has also loaned Mr. Cannavino $1,000,000 in connection with his purchase of a permanent residence in Dallas. This note is secured by a mortgage on such residence and bears interest at 7.25% per year.

     Messrs. Marmol and Nash, Donald D. Drobny and Peter A. Altabef have outstanding loans with NationsBank of Texas, N.A. ("NationsBank") in the respective principal amounts of $350,000, $125,000, $207,868 and $126,400.
Interest accrues on all such loans at the rate of 9.50%. The Company has agreed that it will, at the request of NationsBank, purchase such loans from NationsBank for an amount equal to principal plus accrued and unpaid interest if, by the later of June 30, 1998 or the maturity of the relevant note, the Company has not had an initial public offering that results in the Class A Shares being publicly traded. The maturity dates are February 26, 2000, July 1, 1998, July 1, 1998 and July 5, 1998 for amounts borrowed by Messrs. Drobny, Marmol, Nash and Altabef, respectively. Each loan is secured by a pledge of Class A Shares.

ITEM 8   LEGAL PROCEEDINGS.

     The Company is, from time to time, involved in various litigation matters arising in the ordinary course of its business. The Company believes that the resolution of currently pending legal proceedings, either individually or taken as a whole, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     There is no established trading market for the Class A Common Stock or any other class of the Company's securities. As of April 2, 1997, there were 1,133 holders of the Class A Common Stock and no holders of Class B Common Stock. As of April 2, 1997, the Company had outstanding options to purchase 16,293,868 Class A Shares and 10,500,000 Class B Shares. Pursuant to the amendment of the Swiss Bank Agreements on April 24, 1997, the number of outstanding options to purchase Class B Shares has been reduced to 3,617,160. The Company has not paid dividends on its Class A Common Stock since the formation of the Company and does not currently have any intention of doing so.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

     The Company has issued 4,927,782 Class A Shares and options to purchase an additional 17,457,434 Class A Shares to employees from January 1, 1994 to March 31, 1997. Class A Shares were sold at the fair value of such shares at the time of sale and the exercise price of each option was the fair value at the time of the grant of the option. The fair value ranged from $1.00 per share to $6.75 per share. The Company relied on Rule 701 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), or Section 4(2) of the Securities Act with respect to all sales and offers of its securities to its employees and directors.

     During the past 3 years, the Company has also issued 1,650,372 Class A Shares in connection with the acquisition of a number of businesses by the Company. The Company relied on Section 4(2) of the Securities Act with respect to such issuances. Shares were issued at their fair value at the time of the transaction. Fair value ranged from $3.25 per share to $4.90 per share.

     The Company issued SBC Options pursuant to the PSC Stock Agreement to Swiss Bank in connection with the strategic alliance formed in January 1996. See Item 1, "Description of Business - Swiss Bank Corporation -PSC Stock Agreement" for the terms of such options. The Company relied on Section 4(2) of the Securities Act in connection with the issuance of the options and the offer of Class B Common Stock in connection therewith.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

CLASS A COMMON STOCK

     The Certificate of Incorporation of the Company (the "Certificate of Incorporation") authorizes 100,000,000 Class A Shares. As of April 2, 1997, the Company had issued and outstanding 39,245,748 Class A Shares held by 1,133 holders of record.

     Holders of Class A Common Stock are entitled to receive such dividends, if any, as may be declared by the Board out of legally available funds. In the event of the liquidation, dissolution or winding up of the Company, holders of Class A Common Stock are entitled to share equally and ratably with the holders of Class B Common Stock, based on the number of shares held, in the assets, if any, remaining after payment of all of the Company's debts and liabilities.

     Holders of Class A Common Stock are entitled to one vote per share for each share held of record on any matter submitted to the stockholders for a vote. Any amendment to the Certificate of Incorporation, merger or consolidation of the Company, sale, lease or exchange of all or substantially all of the Company's property and assets or voluntary dissolution of the Company that requires approval by the Company shareholders under Delaware law must be approved by the affirmative vote of the holders of at least 66-2/3% of the outstanding Common Stock of the Company entitled to vote thereon, and the holders of at least 66-2/3% of the outstanding Common Stock of each class entitled to vote thereon as a class. Class A Shares are neither redeemable nor convertible, and the holders thereof have no preemptive rights to subscribe for or purchase any additional shares of capital stock issued by the Company.

     The summary description of the relative rights and limitations of the Class A Common Stock is qualified in its entirety by reference to the Certificate of Incorporation and Bylaws of the Company (the "Bylaws").

CLASS B COMMON STOCK

     In addition to Class A Common Stock, the Certificate of Incorporation authorizes 24,000,000 Class B Shares. As of April 2, 1997, the Company had no Class B Shares issued and outstanding and 10,500,000 Class B Shares were subject to outstanding options. Pursuant to the amendment of the Swiss Bank Agreements on April 24, 1997, the number of outstanding options to purchase Class B Shares has been reduced to 3,617,160. Swiss Bank Corporation is the beneficial owner of all outstanding options to acquire Class B Common Stock. For additional information on the potential issuance of Class B Shares pursuant to the exercise of outstanding options, see Item 1, "Description of Business - Swiss Bank Corporation -PSC Stock Agreement".

     Holders of Class B Common Stock will, when such shares are issued, be entitled to receive such dividends, if any, as may be declared by the Board out of legally available funds equally and ratably with the Class A Common Stock. In the event of the liquidation, dissolution or winding up of the Company, holders of Class B Common Stock are entitled to share equally and ratably with the holders of Class A Common Stock, based on the number of shares held, in the assets, if any, remaining after payment of all of the Company's debts and liabilities.

     Class B Shares have no voting rights, except to the extent that the Delaware General Corporation Law requires a vote of the Class B Common Stock with respect to an amendment to the Certificate of Incorporation that would increase or decrease the par value of the Class B Common Stock or alter or change the powers, preferences or special rights of Class B Shares. The number of authorized Class B Shares may be increased or decreased by the affirmative vote of the holders of a majority of voting stock of the Company, voting as a single class, without any vote by holders of the Class B Common Stock. Class B Shares are not redeemable, and the holders thereof have no preemptive rights to subscribe for or purchase any additional shares of capital stock issued by the Company. Under the terms of the Certificate of Incorporation, Swiss Bank does, however, have the right to purchase shares of capital stock of the Company in certain circumstances under the terms of the PSC Stock Agreement.

     Each Class B Share is convertible, on a share for share basis, at the option of the holder thereof, into one fully paid and nonassessable Class A Share if such Class B Share is sold or otherwise transferred to a person not affiliated with Swiss Bank and the sale or transfer is made in accordance with certain conditions described in the Certificate of Incorporation.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     A director of the Company may not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. The provisions of the Certificate of Incorporation eliminating the liability of directors for monetary damages do not affect the standard of conduct to which directors must adhere, nor do such provisions affect the availability of equitable relief. In addition, such limitations on personal liability do not affect the availability of monetary damages under causes of action based on federal law.

     The Certificate of Incorporation provides for indemnification of its officers and directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Company provides director and officer insurance coverage for the benefit of its directors and officers.

     In addition to provisions made by the Company, Mr. Blasnik is indemnified for actions taken in his capacity as a director of the Company as part of his employment arrangement with PII.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     The information required by this item is identified in the section "Index to Consolidated Financial Statements" on page F-1 hereof and is contained in the section "Perot Systems Corporation - Consolidated Financial Statements" attached hereto and such sections are incorporated herein by reference.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

         (a) Financial Statements

     The information required by this item is contained in the "Index to Consolidated Financial Statements" on page F-1 hereof and such information is incorporated herein by reference.

         (b) Exhibits

EXHIBIT
NUMBER                  DESCRIPTION

 3.1    Amended and Restated Certificate of Incorporation

 3.2    Amended and Restated Bylaws

10.1    1991 Stock Option Plan

10.2    Form Option Agreement (1991 Option Plan)

10.3    Restricted Stock Plan

10.4    Form Restricted Stock Agreement (Restricted Stock Plan)

10.5    1996 Non-employee Director Stock Option/Restricted Stock Incentive Plan

10.6 Form Restricted Stock Agreement (Non-Employee Director Stock Option/ Restricted Stock Plan

10.7    Form option Agreement (Non-Employee Stock Option/Restricted Stock Plan)

10.8    Advisor Stock Option/Restricted Stock Incentive Plan

10.9    Form Restricted Stock Agreement (Advisor Stock Option/Restricted Stock
        Plan)

10.10   Form Option Agreement (Advisor Stock Option/Restricted Stock Plan)

10.11 Stock Purchase Agreement dated as of August 20, 1992, between the Company and Meyerson Family Limited Partnership

10.12 Stock Option Grant dated as of June 27, 1995, by the Company in favor of James A. Cannavino

10.13 Employment Agreement dated as of September 16, 1995, by and between the Company and James A. Cannavino

10.14 Promissory Note dated December 18, 1995, made by James A. Cannavino in favor of the Company in the principal amount of $1,400,000

10.15 Promissory Note dated January 1, 1996, made by James A. Cannavino in favor of the Company in the principal amount of $1,500,000

10.16 Pledge Agreement made as of December 18, 1995, by James A. Cannavino in favor of the Company

10.18 Deed of Trust dated April 15, 1997, made by James A. Cannavino in favor of the Company

10.19 Promissory Note dated April 14, 1997, made by James A. Cannavino in favor of the Company

10.20   Associate Agreement dated July 8, 1996, between the Company and James
        Champy

10.21 Restricted Stock Agreement dated July 8, 1996, between Company and James Champy

10.22   Letter Agreement dated July 8, 1996, between James Champy and the
        Company

10.23 Promissory Note dated June 17, 1996, made by Guillermo G. Marmol in favor of the Company

10.24 Pledge dated June 17, 1996, made by Guillermo G. Marmol in favor of the Company

10.25 Agreement dated June 17, 1996, among the Company, Guillermo G. Marmol and NationsBank of Texas, N.A.

10.26 Promissory Note dated June 17, 1996, made by Guillermo G. Marmol in favor of NationsBank of Texas, N.A.

10.27 Agreement dated August 26, 1996, among the Company, Donald D. Drobny and NationsBank of Texas, N.A.

10.28 Promissory Note dated August 26, 1996, made by Donald D. Drobny in favor of NationsBank of Texas, N.A.

10.29 Promissory Note dated July 31, 1996, made by the Company in favor of NationsBank N.A.

10.30 Amended and Restated PSC Stock Option and Purchase Agreement dated as of April 24, 1997, by and between Swiss Bank Corporation and the Company

10.31 Amended and Restated Master Operating Agreement dated as of January 1, 1997, between Swiss Bank Corporation and the Company

10.32 Amended and Restated Agreement for EPI Operational Management Services dated as of January 1, 1997

11      Statement re Computation of Earnings Per Share

21      Subsidiaries of the Registrant

27      Financial Data Schedule

                                  SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       PEROT SYSTEMS CORPORATION
                                       (Registrant)


Date April 30, 1997                    By /s/ JAMES A. CANNAVINO
                                          -------------------------------------
                                          James A. Cannavino
                                          President and Chief Executive Officer

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                 INDEX                                                    PAGE
                 -----                                                    ----
Report of Independent Accountants . . . . . . . . . . . . . . . . . . .   F-2
Consolidated Balance Sheets . . . . . . . . . . . . . . . . . . . . . .   F-3
Consolidated Statements of Operations . . . . . . . . . . . . . . . . .   F-4
Consolidated Statements of Changes in Stockholders' Equity  . . . . . .   F-5
Consolidated Statements of Cash Flows . . . . . . . . . . . . . . . . .   F-6
Notes to Consolidated Financial Statements  . . . . . . . . . . . . . .   F-7

Report of Independent Accountants

To the Board of Directors of
Perot Systems Corporation:

     We have audited the accompanying consolidated balance sheets of Perot Systems Corporation and Subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Perot Systems Corporation and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



McLean, Virginia
April 1, 1997

                  PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 1996 AND 1995
                            (DOLLARS IN THOUSANDS)

                                                                                       1996          1995
                                                                                    ----------    ----------
ASSETS
    Current assets:
       Cash and cash equivalents                                                    $   27,516    $   17,357
       Accounts receivable, net                                                        113,804        61,208
       Prepaid expenses and other                                                        9,450         5,660
       Deferred income taxes                                                            25,935        13,710
                                                                                    ----------    ----------
         Total current assets                                                          176,705        97,935

    Property and equipment, net                                                         29,335        19,363
    Purchased software, net                                                              6,413         6,241
    Investments in and advances to unconsolidated affiliates                             6,582           114
    Deferred income taxes                                                                4,531         2,433
    Other assets                                                                         8,681         4,387
                                                                                    ----------    ----------
         Total assets                                                               $  232,247    $  130,473
                                                                                    ==========    ==========


LIABILITIES AND STOCKHOLDERS' EQUITY
    Current liabilities:
       Current maturities on capital lease obligations and long-term debt           $    2,377    $    2,375
       Accounts payable                                                                 14,081        12,175
       Income taxes payable                                                             13,039         7,481
       Accrued liabilities                                                              82,973        38,938
       Deferred revenue                                                                 22,003         5,930
       Accrued compensation                                                             20,240        10,097
                                                                                    ----------    ----------
         Total current liabilities                                                     154,713        76,996

    Capital lease obligations and long-term debt, less current maturities                2,796         3,682
    Other long-term liabilities                                                          3,976         6,918
                                                                                    ----------    ----------
         Total liabilities                                                             161,485        87,596
                                                                                    ----------    ----------

    Commitments and contingencies

    Stockholders' equity:
       Series A Preferred Stock; par value $2.125; stated at
         redemption and liquidation value; authorized and
         outstanding 4,000,000 shares in 1995                                               --         8,946
       Convertible Liquidation Preference Common Stock;
         par value $.01  (liquidation preference $20,000); authorized
         and outstanding 16,000,000 shares in 1995                                          --           160
       Class A Common Stock; par value $.01;  authorized 100,000,000 shares;
         outstanding 39,630,487 and 18,030,562 shares, 1996 and 1995 respectively          396           180
       Class B Common Stock; par value $.01;  authorized 24,000,000
         shares; no shares outstanding                                                      --            --
       Additional paid-in-capital                                                       51,461        31,099
       Retained earnings                                                                27,830         7,778
       Cumulative translation adjustment                                                 1,009          (172)
       Notes receivable from stockholders                                               (4,286)       (3,658)
       Contract rights                                                                  (4,342)           --
       Deferred compensation                                                            (1,306)       (1,456)
                                                                                    ----------    ----------

         Total stockholders' equity                                                     70,762        42,877
                                                                                    ----------    ----------
         Total liabilities and stockholders' equity                                 $  232,247    $  130,473
                                                                                    ==========    ==========


  The accompanying notes are an integral part of these financial statements.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
            (SHARES AND DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)




                                                          1996          1995          1994
                                                       ----------    ----------    ----------
Contract revenue                                       $  599,438    $  342,306    $  292,155

Costs and expenses:
    Direct cost of services                               465,140       268,553       246,084
    Selling, general and administrative expenses           92,947        52,891        41,853
    Contract termination gain                                  --            --        (6,697)
                                                       ----------    ----------    ----------
Operating income                                           41,351        20,862        10,915

Interest income                                             1,540         1,988         1,140
Interest expense                                             (770)         (650)       (1,141)
Equity in losses of unconsolidated affiliates, net           (312)           --            --
Other expense                                              (1,658)       (1,950)         (775)
                                                       ----------    ----------    ----------
Income before taxes                                        40,151        20,250        10,139
Provision for income taxes                                 19,652         9,437         3,810
                                                       ----------    ----------    ----------

    Net income                                         $   20,499    $   10,813    $    6,329
                                                       ==========    ==========    ==========


Net income attributed to common shareholders           $   20,052    $   10,218    $    5,734

Primary and fully diluted earnings per common share:
    Earnings per common share                          $     0.40    $     0.30    $     0.18
    Weighted average common shares
         outstanding                                       51,770        34,526        32,393




  The accompanying notes are an integral part of these financial statements.

                  PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (PAGE 1 OF 2)
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                            (DOLLARS IN THOUSANDS)

                                                           Convertible
                                                       Liquidation Preference                                              Retained
                                  Preferred Stock          Common Stock         Class A Common Stock      Additional       earnings
                                Shares       Amount     Shares       Amount     Shares        Amount     paid-in-capital  (deficit)
                                ------       ------     ------       ------    -----------   -----------   -----------    ---------
Balance, December 31, 1993     4,000,000    $  9,293   16,000,000    $  160    15,021,234   $       150   $    26,181    $( 8,174)

Issuance of shares
 under incentive plans              --          --           --        --          54,800          --             142        --
Issuance of shares to
 401(k)and U.K. Trust               --          --           --        --            --            --              18        --
Exercise of stock options           --          --           --        --           9,360          --               7        --
Shares repurchased                  --          --           --        --            --            --             (13)       --
Dividends accrued                   --           595         --        --            --            --            --          (595)
Note repayments                     --          --           --        --            --            --            --          --
Net income                          --          --           --        --            --            --            --         6,329
Translation adjustment              --          --           --        --            --            --            --          --
                               ---------    --------   ----------    -----     ----------   -----------   -----------    --------
Balance, December 31, 1994     4,000,000    $  9,888   16,000,000    $ 160     15,085,394   $       150   $    26,335    $( 2,440)

Issuance of shares
 under incentive plans              --          --           --        --         826,976            10         1,284        --
Issuance of shares to
 401(k)and U.K. Trust               --          --           --        --         111,412          --            --          --
Exercise of stock options           --          --           --        --       2,006,780            20         1,980        --
Shares repurchased                  --          --           --        --            --            --            --          --
Deferred compensation
 from options                       --          --           --        --            --            --           1,500        --
Amortization of deferred
 compensation                       --          --           --        --            --            --            --          --
Dividends paid                      --        (1,537)        --        --            --            --            --          --
Dividends accrued                   --           595         --        --            --            --            --          (595)
Note repayments                     --          --           --        --            --            --            --          --
Net income                          --          --           --        --            --            --            --        10,813
Translation adjustment              --          --           --        --            --            --            --          --
                               ---------    --------   ----------    -----     ----------   -----------   -----------    --------
Balance, December 31, 1995     4,000,000    $  8,946   16,000,000    $ 160     18,030,562   $       180   $    31,099    $  7,778

Issuance of shares
 for businesses acquired            --          --           --        --       1,460,372   $        15   $     6,530        --
Issuance of shares
 under incentive plans              --          --           --        --       2,420,667            24         5,844        --
Issuance of shares
 to 401(k)and U.K. Trust            --          --           --        --         168,468             3           676        --
Exercise of stock options           --          --           --        --       1,550,418            14         1,167        --
Shares repurchased                  --          --           --        --            --            --            --          --
Redemption of preferred
 stock                        (4,000,000)     (8,500)        --        --            --            --            --          --
Shares converted to
 Class A common                     --          --    (16,000,000)     (160)   16,000,000           160          --          --
Amortization of deferred
 compensation                       --          --           --        --            --            --            --          --
Options issued for
 contract rights                    --          --           --        --            --            --           4,544        --
Amortization of contract
 rights                             --          --           --        --            --            --            --          --
Dividends paid                      --          (893)        --        --            --            --            --          --
Dividends accrued                   --           447         --        --            --            --            --          (447)
Note repayments                     --          --           --        --            --            --            --          --
Equity investment                   --          --           --        --            --            --             706        --
Tax benefit of employee
 options exercised                  --          --           --        --            --            --             895        --
Net income                          --          --           --        --            --            --            --        20,499
Translation adjustment              --          --           --        --            --            --            --          --
                               ---------    --------   ----------    -----     ----------   -----------   -----------    --------
Balance, December 31, 1996          --          --           --        --      39,630,487   $       396   $    51,461    $ 27,830
                               =========    ========   ==========    =====     ==========   ===========   ===========    ========

                  PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (PAGE 2 OF 2)
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                            (DOLLARS IN THOUSANDS)

                                                                                                                  Total
                             Cumulative                              Notes receiv-                                stock-
                             translation        Treasury stock         able from      Contract     Deferred      holders'
                             adjustment      Shares        Amount     stockholders     rights     compensation    equity
                             ----------    ----------    ----------    ----------    ----------   ------------   ----------
Balance, December 31, 1993   $(     226)         --            --      $(   1,455)         --            --      $   25,929

Issuance of shares
 under incentive plans             --         339,000           242          (315)         --            --              69
Issuance of shares
 to 401(k)and U.K. Trust           --          70,134            70          --            --            --              88
Exercise of stock options          --          23,400            23          --            --            --              30
Shares repurchased                 --        (889,998)         (652)          671          --            --               6
Dividends accrued                  --            --            --            --            --            --            --
Note repayments                    --            --            --             212          --            --             212
Net income                         --            --            --            --            --            --           6,329
Translation adjustment                5          --            --            --            --            --               5
                             ----------    ----------    ----------    ----------    ----------    ----------    ----------
Balance, December 31, 1994   $(     221)     (457,464)   $(     317)   $(     887)         --            --      $   32,668

Issuance of shares
 under incentive plans             --         600,904           397          (901)         --            --             790
Issuance of shares
 to 401(k)and U.K. Trust           --            --            --            --            --            --            --
Exercise of stock options          --           9,560            14        (2,000)         --            --              14
Shares repurchased                 --        (153,000)          (94)         --            --            --             (94)
Deferred compensation
 from options                      --            --            --            --            --          (1,500)         --
Amortization of deferred
 compensation                      --            --            --            --            --              44            44
Dividends paid                     --            --            --            --            --            --          (1,537)
Dividends accrued                  --            --            --            --            --            --            --
Note repayments                    --            --            --             130          --            --             130
Net income                         --            --            --            --            --            --          10,813
Translation adjustment               49          --            --            --            --            --              49
                             ----------    ----------    ----------    ----------    ----------    ----------    ----------
Balance, December 31, 1995   $(     172)         --            --      $(   3,658)         --      $(   1,456)   $   42,877

Issuance of shares
 for businesses acquired           --            --            --            --            --            --           6,545
Issuance of shares
 under incentive plans             --            --            --          (3,065)         --            --           2,803
Issuance of shares
 to 401(k)and U.K. Trust           --            --            --            --            --            --             679
Exercise of stock options          --         204,330           313          --            --            --           1,494
Shares repurchased                 --        (204,330)         (313)          225          --            --             (88)
Redemption of preferred
 stock                             --            --            --            --            --            --          (8,500)
Shares converted to
 Class A common                    --            --            --            --            --            --            --
Amortization of deferred
 compensation                      --            --            --            --            --             150           150
Options issued for
 contract rights                   --            --            --            --          (4,544)         --            --
Amortization of contract
 rights                            --            --            --            --             202          --             202
Dividends paid                     --            --            --            --            --            --            (893)
Dividends accrued                  --            --            --            --            --            --            --
Note repayments                    --            --            --           2,212          --            --           2,212
Equity investment                  --            --            --            --            --            --             706
Tax benefit of employee
 options exercised                 --            --            --            --            --            --             895
Net income                         --            --            --            --            --            --          20,499
Translation adjustment            1,181          --            --            --            --            --           1,181
                             ----------    ----------    ----------    ----------    ----------    ----------    ----------
Balance, December 31, 1996   $    1,009          --            --      $(   4,286)   $(   4,342)   $(   1,306)   $   70,762
                             ==========    ==========    ==========    ==========    ==========    ==========    ==========


The accompanying notes are an integral part of these financial statements.

                  PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                            (DOLLARS IN THOUSANDS)

                                                                   1996        1995        1994
                                                                 --------    --------    --------
Cash flows from operating activities:
    Net income                                                   $ 20,499    $ 10,813    $  6,329
                                                                 --------    --------    --------

    Adjustments to reconcile net income to net cash
         provided by operating activities:
       Depreciation and amortization                               18,715      14,083      20,539
       Contract termination benefit                                    --          --       6,697
       Write-off of software license transfer rights                4,156          --          --
       Write-off of purchased research and development              3,948          --          --
       Equity in losses of unconsolidated affiliates, net             312          --          --
       Change in deferred income taxes                            (17,776)     (8,372)      7,827
       Loss/(gain) on sale of property, equipment and software        360         (47)         37
       Provision for bad debt expense                               5,953         920         264
       Other                                                          500          --        (162)
       Changes in assets and liabilities (net of effects
        from acquisition of businesses):
         Accounts receivable                                      (49,137)    (34,183)     (2,978)
         Prepaid expenses and other                                (4,037)      6,760      (5,074)
         Other assets                                                 895         196         533
         Accounts payable                                             290       4,276        (304)
         Accrued liabilities                                       39,111      13,514     (17,317)
         Income taxes payable                                       7,998       6,873      (4,345)
         Deferred revenue                                          15,388      (4,685)     (8,676)
         Accrued compensation                                       9,852       7,155      (1,611)
         Other long-term liabilities                               (3,095)      6,746        (486)
                                                                 --------    --------    --------

            Total adjustments                                      33,433      13,236      (5,056)
                                                                 --------    --------    --------

            Net cash provided by operating activities              53,932      24,049       1,273
                                                                 --------    --------    --------


Cash flows from investing activities:
    Purchase of property, equipment and software                  (27,534)    (18,342)    (10,312)
    Proceeds from sale of property, equipment and software            713       5,975         175
    Investments in and advances to unconsolidated affiliates       (5,536)         --          --
    Acquisition of businesses, net of cash acquired of $149        (9,520)         --          --
                                                                 --------    --------    --------

            Net cash used in investing activities                 (41,877)    (12,367)    (10,137)
                                                                 --------    --------    --------

Cash flows from financing activities:
    Principal payments on debt and
       capital lease obligations                                   (2,162)     (2,896)     (9,780)
    Proceeds from issuance of common stock                          4,686         528         155
    Repayment of stockholder notes receivable                       2,212         130         212
    Proceeds from issuance of treasury stock                          197         273          39
    Purchase of treasury stock                                        (88)        (94)         --
    Redemption of preferred stock                                  (8,500)         --          --
    Dividends paid on preferred stock                                (893)     (1,537)         --
                                                                 --------    --------    --------


            Net cash used in financing activities                  (4,548)     (3,596)     (9,374)
                                                                 --------    --------    --------

Effect of exchange rate changes on cash and cash equivalents        2,652          28         629
                                                                 --------    --------    --------

Net increase (decrease) in cash and cash equivalents               10,159       8,114     (17,609)

Cash and cash equivalents at beginning of year                     17,357       9,243      26,852
                                                                 --------    --------    --------

Cash and cash equivalents at end of year                         $ 27,516    $ 17,357    $  9,243
                                                                 ========    ========    ========




  The accompanying notes are an integral part of these financial statements.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------

1.    Nature of Operations and Summary of Significant Accounting Policies

           Perot Systems Corporation (the "Company") was originally incorporated in the state of Texas in 1988 to provide systems outsourcing, systems integration, software development, consulting, and other information technology services. On December 19, 1995, the Company reincorporated in the state of Delaware. The significant accounting policies of the Company are described below. Dollar amounts presented are in thousands, except as otherwise noted.

      Principles of consolidation

                  The consolidated financial statements include the accounts of the Company and all domestic and foreign subsidiaries that are more than 50% owned and controlled. All significant intercompany balances and transactions have been eliminated.

                  The Company's investments in 20% to 50% owned companies in which it has the ability to exercise significant influence over operating and financial policies are accounted for by the equity method. Accordingly, the Company's share of the earnings (losses) of these companies is included in consolidated net income. Investments in unconsolidated companies and limited partnerships that are less than 20% owned, where the Company has virtually no influence over operating and financial policies, are carried at cost.

                  The Company periodically evaluates whether impairment losses must be recorded on each investment by comparing the projection of the undiscounted future operating cash flows to the carrying amount of the investment. If this evaluation indicates that future undiscounted operating cash flows are less than the carrying amount of the investments, the underlying assets are written down by charges to expense so the carrying amount equals the future discounted cash flows.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------

      Use of estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors which are difficult to predict and are beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

      Cash equivalents

                  All highly liquid investments with original maturities of
             three months or less are considered to be cash equivalents.

      Revenue recognition

                  Revenue from contracts is generally recognized based on the performance of tasks as defined in the contracts. Revenue and fees on certain cost reimbursable contracts are recognized as costs are incurred. Revenue from certain long-term contracts has been recognized by the percentage-of-completion method of accounting. Provisions for estimated losses on contracts are recorded when identified. Billings for services or products acquired for clients when the Company acts as an agent on behalf of the client are excluded from revenue.

                  Deferred revenue is comprised of payments from customers for which services have not yet been performed, or prepayments against development work in process. These unearned revenues are deferred and recognized as future contract costs are incurred and contract services are rendered.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------

      Property and equipment

                  Property and equipment are stated at cost.  Property and
             equipment under capital leases are recorded at the lower of their fair market value or the present value of future minimum lease payments determined at the inception of the lease.

                  Depreciation and amortization are calculated on a
             straight-line basis, using estimated useful lives of two to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvement. Property and equipment recorded under capital leases are amortized on a straight-line basis over the lease term.

                  Upon sale or retirement of property and equipment, the costs and related accumulated depreciation are eliminated from the accounts, and any gain or loss on such disposition is reflected in the statement of operations. Expenditures for repairs and maintenance are charged to operations as incurred.

      Software, goodwill and other intangibles

                  Software purchased by the Company and utilized in providing contract services is capitalized at cost and amortized on a straight-line basis over the lesser of three to five years or the term of the related contract.

                  The cost of acquired entities is allocated first to
             identifiable assets based on estimated fair values. The excess of the purchase price over the fair value of identifiable assets acquired, net of liabilities assumed, is recorded as goodwill and amortized on a straight-line basis over the estimated productive life of the assets acquired. Due to the fact that acquired skills and technological advantages are subject to rapid obsolescence, and thus continuous reinvestment, the Company's general policy is to amortize goodwill over a three to five year period.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------

                  The Company periodically evaluates the carrying amount of
             software, goodwill, other intangibles and other long-lived assets, as well as the related amortization periods, to determine whether adjustments to these amounts or useful lives are required based on current events and circumstances. The evaluation is based on the Company's projection of the undiscounted future operating cash flows of the acquired operation over the remaining useful lives of the related intangible assets. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related intangibles, the underlying assets are reduced by charges to expense so that the carrying amount is equal to future discounted cash flows.

      Income taxes

                  The Company uses the liability method to compute the income tax provision. Under this method, deferred income taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense consists of the Company's current provision for federal and state income taxes and the change in the Company's deferred income tax assets and liabilities.

                  The Company does not provide for foreign withholding and
             income taxes on the undistributed earnings amounting to $30,304 through 1996, cumulatively, for its foreign subsidiaries, as such earnings are intended to be permanently invested in those operations. The ultimate tax liability related to repatriation of such earnings is dependent upon future tax planning opportunities and is not estimable at the present time.

      Foreign operations

                  The consolidated balance sheets include foreign assets and liabilities of $101,481 and $77,914, respectively as of December 31, 1996, and $37,760 and $34,459, respectively, as of December 31, 1995.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------

                  Assets and liabilities of subsidiaries located outside the
             United States are translated into U.S. dollars at current exchange rates as of the balance sheet date, and revenue and expenses are translated at average exchange rates during each reporting period. Translation gains and losses are recorded as a separate component of stockholders' equity.

                  The Company periodically enters into foreign exchange forward contracts to hedge certain foreign currency transactions for periods consistent with the terms of the underlying transactions. The forward exchange contracts generally have maturities that do not exceed one year.

                  The net foreign currency transaction losses reflected in
             other expense were $1,715, $892 and $433 for the years ended December 31, 1996, 1995 and 1994, respectively.

           Earnings per common share

                  Earnings per common share has been computed by dividing net income, less preferred stock dividend requirements, by the weighted average number of shares of common stock and common stock equivalents outstanding, when dilutive. Common stock equivalents include the weighted average number of shares issuable upon the assumed exercise of outstanding stock options, assuming the applicable proceeds from such exercise, increased by the estimated tax benefit of assumed option exercises, are used to acquire outstanding shares. In accordance with the modified treasury stock method, shares assumed acquired were limited in each period to 20% of the shares outstanding at the end of the period. Excess proceeds not utilized to repurchase shares are assumed invested at a yield of 5.1%, the 1996 average short term investment rate, and net income is increased by the interest assumed earned, net of tax, under this provision for the purpose of calculating earnings per share. Fully diluted earnings per share are the same as primary earnings per share for all periods presented.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------

      Concentrations of credit risk

                  Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company's cash equivalents consist primarily of short-term money market deposits. The Company has deposited its cash and cash equivalents with reputable financial institutions, from which the Company believes the risk of loss to be remote. The Company has accounts receivable from its customers who are engaged in the banking, insurance, healthcare, manufacturing, communications, travel and energy industries, and are not concentrated in any specific geographic region. These specific industries may be affected by economic factors, and, therefore, accounts receivable may be impacted. Generally, the Company does not require collateral from its customers, since the receivables are supported by long-term contracts. Management does not believe that any single customer, industry or geographic area represents significant credit risk.

                  At December 31, 1996, one customer accounted for 27% of the
             Company's accounts receivables. At December 31, 1995, no customers exceeded 10% of the Company's accounts receivables.

      Financial instruments

                 The fair value of the Company's financial instruments is
            estimated using bank or market quotes or discounted cash flows at year-end foreign exchange and interest rates. The fair value of the financial instruments is disclosed in the relevant notes to the financial statements. The carrying amount of short-term financial instruments (cash and cash equivalents, accounts receivable, and certain other liabilities) approximates fair value due to the short maturity of those instruments.

      Treasury stock

                 Treasury stock transactions are accounted for under the cost method.

      Reclassifications

                 Certain of the 1995 and 1994 amounts in the accompanying
            financial statements have been reclassified to conform to the current presentation.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------

      Accounting for Stock Based Compensation

                 The Financial Accounting Standards Board issued Statement of
            Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock Based Compensation", effective for fiscal years beginning after December 15, 1995. SFAS 123 allows companies which grant employee stock options a choice to either continue current accounting treatment under Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", or adopt a new set of fair value accounting rules for recognizing compensation expense related to employee stock and stock option awards. The Company elected to continue reporting pursuant to the provisions of APB 25.

      Accounting standard issued

                 In February 1997, the Financial Accounting Standards Board
            issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share", effective for fiscal years ending after December 15, 1997. SFAS 128 replaces the presentation of primary earnings per common share with basic earnings per share, with the principal difference being that common stock equivalents are not considered in computing basic earnings per share. SFAS 128 also eliminates the modified treasury stock method, and requires reconciliation of the numerator and denominator used in computing basic and diluted earnings per share. The Company has not yet determined the effect of SFAS 128 on the Company's earnings per share.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------


2. Accounts Receivable

           Accounts receivable consist of the following as of December 31:


                                                 1996      1995
                                               --------   -------
              Amounts billed                   $ 88,577   $43,383
              Amounts to be invoiced             13,548    11,665
              Recoverable costs and profits       7,744     3,183
              Rebillable costs                    8,436     2,929
              Other                               2,286     1,400
              Allowance for doubtful accounts    (6,787)   (1,352)
                                               --------   -------
                                               $113,804   $61,208
                                               ========   =======


           With regard to amounts billed, allowances for doubtful accounts are provided based on specific identification where less than full recovery of accounts receivable is expected. Amounts to be invoiced represent revenue contractually earned for services performed, which are invoiced to the customer in the following month. Recoverable costs and profits represent amounts previously recognized as revenue, that have not yet been billed, in accordance with the contract terms. In certain cases, the period of recovery may extend beyond one year. However, classification of these amounts within current assets has been made in accordance with common industry practice. It is anticipated that $6,892 of the recoverable costs and profits as of December 31, 1996 will be
      billed in 1997 and $852 will be billed in 1998.   Rebillable costs are
      amounts paid by the Company for goods and services on behalf of its customers.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------


3.    Property and Equipment and Purchased Software

           Property and equipment and purchased software consist of the following as of December 31:


                                                1996     1995
                                              --------  --------
       Owned assets:
            Computer equipment                $ 48,500  $ 26,054
            Furniture and equipment             15,760    12,670
            Leasehold improvements               5,897     5,590
                                                70,157    44,314
             Less accumulated depreciation
                and amortization               (41,276)  (26,950)
                                              --------  --------
                                                28,881    17,364
                                              --------  --------

       Assets under capital leases:
            Computer equipment                   3,930     5,114
            Furniture and equipment              1,581     2,871
                                              --------  --------
                                                 5,511     7,985
             Less accumulated amortization      (5,057)   (5,986)
                                                   454     1,999
                                              --------  --------
       Property and equipment, net            $ 29,335  $ 19,363
                                              ========  ========

       Purchased software                     $ 21,322   $21,135
                Less accumulated amortization  (14,909)  (14,894)
                                              --------  --------
       Purchased software, net                $  6,413  $  6,241
                                              ========  ========


           The significant increase in computer equipment in 1996 is attributed to the investment in new integrated corporate information systems and general business growth throughout the year. The decrease in software in 1996 is attributable to the write-off of assets placed into service from the Company's March 1993 software license transfer rights agreement.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------


4.    Acquisitions

           During 1996, the Company acquired all of the equity interests in four companies: RothWell International, Inc. ("RothWell"), based in Houston, Texas, an object-oriented programming company; Doblin Group, Inc. ("Doblin"), a Chicago-based consulting company, engaging in strategic design planning and consulting for breakthrough products and services; CommSys Corporation ("CommSys"), located in Reston, Virginia, a developer of billing systems for telecommunication companies; and The Technical Resource Connection, Inc. ("TRC"), based in Tampa, Florida, specializing in object-oriented programming and software development.

           The four acquisitions were recorded under the purchase method of accounting; and accordingly, the results of operations of RothWell, Doblin, CommSys, and TRC for the periods from the date of the acquisition agreements to December 31, 1996 are included in the accompanying 1996 consolidated statement of operations. The dates of the acquisition agreements for RothWell, Doblin, CommSys, and TRC were August 2, September 10, September 16 and October 25, respectively. The purchase prices have been allocated to assets acquired and liabilities assumed based on the estimated fair values at the dates of acquisition. In addition, a portion of the CommSys purchase price and the TRC purchase price was allocated to in-process product development that had not reached technological feasibility and had no probable alternative future uses, which the Company recorded as direct cost of services at the date of acquisition.

           Under the terms and conditions of the various acquisition agreements, the Company paid a total of $9,669 in cash and issued 1,460,372 shares of the Class A Common Stock valued at $6,545 for a total purchase price of $16,214. The Company allocated the total purchase price to $4,286 of the tangible net assets acquired, $3,948 of expensed in-process product development and $7,980 of goodwill.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------


           The following table reflects unaudited pro forma combined results of operations of the Company and RothWell, Doblin, CommSys, and TRC on the basis that the acquisitions had taken place and the related product development expense was recorded at the beginning of the calendar year for each of the periods presented:


                                                             1996      1995
                                                           --------  --------
      Contract revenue                                     $628,585  $368,933
      Net income                                             19,079     4,889
      Primary and fully diluted earnings per common share      0.37      0.12

           In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisitions been consummated at the beginning of 1996 and 1995, respectively or of future operations of the combined companies under the ownership and management of the Company.

5. Investments in Unconsolidated Affiliates

           At December 31, 1996, investments in and advances to unconsolidated affiliates include two equity investments made in 1996. On January 5, 1996, the Company acquired 40% of the equity interest in Systor AG ("Systor"), a Swiss information services company, from Swiss Bank Corporation as part of a larger services agreement. On March 26, 1996, the Company entered into a joint venture with HCL Corporation Limited and HCL Europe Limited whereby the Company owns 49% of HCL Perot Systems NV ("HCL"), an information services company based in India. The Company is required to contribute additional capital to HCL up to a limit of $6,900, on a call basis. The Company's investment in HCL and Systor at December 31, 1996 was $524 and $2,266, respectively. No dividends or distributions were received from investments in unconsolidated affiliates in 1996 or 1995.

           In May 1996, the Company purchased 1,471,000 shares of a class of preferred stock for $2,500, which currently represents a 12% equity interest in a software company. As part of the purchase agreement, the Company is subject to a call option which, if exercised, would require the Company to purchase additional shares for a total commitment of up to $1,000.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------


           In April 1996, the Company entered into an agreement to join a limited partnership venture capital fund. The Company has committed to invest up to a total of $10,000, or a 2.75% interest, over a five-year period in connection with this agreement. As of December 31, 1996, $1,292 in capital contributions have been made by the Company. Capital contributions are used to fund the partnership's investment in companies specializing in information technology, telecommunications, and travel and leisure.

6.    Other Assets

      Software license transfer rights

           In March 1993, the Company entered into an agreement to obtain software license transfer rights for the purpose of lowering its future direct costs of service relating to the acquisition, operation or transfer of mainframe data-processing contracts. The original cost of the transfer rights was $7,552. The cost of the rights was divided into five equal assets, whereby one-fifth of the original cost would be placed in service each year over a five year period. As of December 31, 1995, $4,530 of the rights had been placed in service. During 1996, an additional $1,511 was placed into service with $1,511 of software license transfer rights remaining.

           In July 1996, the Company determined that these rights and assets placed in service were impaired due to the market shift from mainframe systems to client/server and network based systems. In addition, the Company's business mix had gradually shifted from outsourcing to application development, systems integration, and consulting. As a result, the $7,552 of transfer rights and assets in service and the $3,396 of related accumulated amortization were written off resulting in a loss of $4,156 classified as direct cost of services.

      Goodwill

           Total goodwill related to the Company's acquisitions of $7,294, net of accumulated amortization of $686, is recorded as other noncurrent assets as of December 31, 1996.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------


7.    Line of Credit

           Effective July 31, 1996, the Company established a bank line of credit, which allows borrowings up to $40,000 at either the adjusted Eurodollar rate plus 1%, or the bank's prime lending rate. There were no borrowings outstanding under the line at December 31, 1996. This facility expires July 31, 1998.


8.   Accrued Liabilities

     Accrued liabilities consist of the following as of December 31:


                                                   1996     1995
                                                  -------  -------
             Operating expenses                   $53,533  $19,314
             Taxes other than income, insurance,
               rents, licenses and maintenance      3,519    2,914
             Other contract-related                25,921   16,710
                                                  -------  -------
                                                  $82,973  $38,938
                                                  =======  =======


      Operating expenses

           The largest increase in operating expense related accrued liabilities was due to Swiss Bank which, as of December 31, 1996 and 1995, accounted for $26,696 and $363, respectively.

      Other contract-related

           Other contract-related accrued liabilities represent provisions to match contract-related liabilities in the period in which revenues from those contracts are recognized. These include claims made by the customer for services that require additional effort and costs by the Company to satisfy contractual requirements.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------


           In 1993, a client was acquired by another entity, whose management chose to exercise the termination clause in the client's contract with the Company. As a result, the Company received a cash payment of $17,400 in December of 1993. As of December 31, 1993, the Company established an accrual for estimated future lease, service contract and asset disposition costs in the amount of $16,224 by deferring recognition of the cash termination payment. During 1994, $7,433 of the cash termination payment was utilized to offset expenses related to the contract. Further, in 1994, the Company was successful in obtaining a more favorable facility sublease arrangement than originally estimated, thereby resulting in the recognition of a $6,697 benefit from the termination fee.

9. Capital Lease Obligations and Long-Term Debt

           Capital lease obligations and long-term debt consist of the following as of December 31:

                                                          1996      1995
                                                        --------  --------
      Computer equipment capital leases containing
      various payment terms through
      March 2000 with implicit interest rates
      ranging from 9.14% to 17.40%                      $   666   $   985

      Furniture capital leases containing payment
      terms through August 2001 with implicit
      interest rates ranging from 9.14% to 13.12%         1,111     1,276

      Note payable for software license transfer
      rights, financed at 8.35%, payable in monthly
      installments through March 1998                     2,197     3,796

      Note payable for software financed at
      10.23%, payable monthly through July 2001           1,199         -
                                                        -------   -------
                                                          5,173     6,057
                      Less current maturities            (2,377)   (2,375)
                                                        -------   -------
                                                        $ 2,796   $ 3,682
                                                        =======   =======

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------


           Capital lease payments and long-term debt maturities for years ending after December 31, 1996, are as follows:


                                                Capital lease  Long-term
                                                 obligations     debt
                                                -------------  ---------
      1997                                            $  727      $1,955
      1998                                               570         697
      1999                                               472         265
      2000                                               210         293
      2001 and thereafter                                 87         186
                                                ------------   ---------
      Total minimum lease payment and
      long-term debt maturities                       $2,066      $3,396
                                                               =========
      Less amounts representing interest                (289)
                                                ------------
      Present value of net minimum
      capital lease payments                          $1,777
                                                ============

10.   Stockholders' Equity

      Preferred stock

           At December 31, 1995, the Company had 4,000,000 shares of $2.125 par value Series A Preferred Stock outstanding. The shareholders were entitled to receive cumulative cash dividends at the rate of 1.75% quarterly, and had equal voting rights with holders of the common stock on all matters submitted to a vote of the Company's shareholders. The Company had the option at any time to redeem the outstanding shares at par value, plus unpaid dividends, and were required to redeem when the book value of stockholders' equity exceeded $250,000. In 1996 the Company exercised its right to redeem the 4,000,000 shares of Series A Preferred Stock for $8,500 cash, plus accrued dividends of $298.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------


      Common stock and convertible liquidation preference common stock

           Class A Common Stock ("Class A") of the Company consists of 100,000,000 authorized shares of $0.01 par value common stock, of which there are 39,630,487 shares issued and outstanding as of December 31, 1996. In 1996, at the initiation of the holder, and under the terms of the Company's Certificate of Incorporation, the 16,000,000 outstanding shares of Convertible Liquidation Preference Common Stock were converted on a one-for-one basis into fully paid and non-assessable shares of Class A Common Stock. The Company is authorized to issue, under its existing stock plans, up to 37,400,000 shares of Class A Common Stock, of which 23,630,487 are outstanding at year end. In addition, 24,000,000 Class A shares are reserved for future conversion of Class B shares.

           Class B Common Stock ("Class B") of the Company consists of 24,000,000 authorized shares of $0.01 par value common stock, of which none were issued at year end. The Class B shares were authorized in conjunction with the provisions of a major new contract, which was signed in January 1996. Class B shares are non-voting and convertible, but otherwise are equivalent to the Class A shares.

           Each share of Class B Common Stock shall be converted, at the option of the holder, on a share for share basis, into a fully paid and non-assessable share of Class A Common Stock, upon sale of the share to a third-party purchaser under one of the following circumstances: 1) in a widely dispersed offering of the Class A Common Stock; 2) to a purchaser of Class A Common Stock who prior to the sale holds a majority of the Company's stock; 3) to a purchaser that after the sale holds less than 2% of the Company's stock; 4) in a transaction that complies with Rule 144 under the Securities Act of 1933, as amended; or 5) any sale approved by a certain regulatory agency of the U.S. Government.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------


      Restricted Stock Plan

           In 1988, the Company adopted a Restricted Stock Plan, which was amended in 1993, to attract and retain key employees, and to reward outstanding performance. Employees selected by management may elect to become participants in the plan by entering into an agreement that provides for vesting of the Class A Common Stock over a five to ten year period and establishes a two-year holding period on one-half of the shares prior to the sale of vested common stock. Each participant has voting, dividend and distribution rights with respect to all shares of both vested and unvested common stock. Prior to an underwritten public offering of its Class A Common Stock registered with the Securities and Exchange Commission, the Company retains the right of first refusal to buy the employees' vested and unvested shares at a formula price set forth in each agreement, based on fair value, book value or the employees' cost plus interest at 8%. After such an offering, the right of first refusal no longer exists. The Company may repurchase unvested shares, and under certain circumstances, vested shares of participants whose employment with the Company terminates. The repurchase price under these provisions is determined by the underlying agreement, generally the employees' cost plus interest at 8%, or fair value. Common stock issued under the Restricted Stock Plan has been purchased by the employees at varying prices, determined by the Board of Directors and estimated to be the fair value of the shares based upon an independent third-party appraisal. The Company has from time to time financed the issuance of shares under the Restricted Stock Plan by executing promissory notes with the employees, with repayment terms ranging from one to fifteen years. These notes bear interest at 8%, payable at least annually, and are with recourse. Principal and interest payments vary from monthly to 5 years, and the loans are collateralized by the shares financed by the notes.
      The balance of the outstanding notes is included as a reduction to stockholders' equity.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------


      1991 Stock Option Plan

           In 1991, the Company adopted the 1991 Stock Option Plan (the "1991 Plan"), which was amended in 1993. Pursuant to the 1991 Plan, options to purchase the Company's Class A Common Stock can be granted to eligible employees. The stock options are granted at a price not less than 100% of the fair value of the Company's Class A Common Stock, as determined by the Board of Directors, based upon an independent third-party valuation. The stock options vest over a three to ten year period based on the provisions of each grant, and in some cases can be accelerated through attainment of financial performance criteria. All stock options require a two-year holding period for one half of the shares purchased once the options are exercised, and are usually exercisable from the vesting date until the eleventh anniversary from the date of grant, and unvested options are canceled following the expiration of a certain period after the employee leaves the employment of the Company. Prior to an underwritten public offering of its common stock, the Company has certain rights of first refusal to repurchase employees' shares obtained through exercise of the stock options at either fair value or the employees' cost plus 8%. Options issued after April 1, 1996 may not be exercised until the earlier of an initial public offering of the Company's common stock, or January 1, 1999.

      Advisor Stock Option/Restricted Stock Incentive Plan

           In 1992, the Company adopted the Advisor Stock Option/Restricted Stock Incentive Plan (the "Advisor Plan"), which was modified in 1993, to enable non-employee directors and advisors to the Company and consultants under contract with the Company to acquire shares of the Company's Class A Common Stock, at a price not less than 100% of the fair value of the Company's common stock, as determined by the Board of Directors, based upon an independent third-party valuation. The options and shares are subject to a vesting schedule and restrictions associated with their transfer. Under certain circumstances, the shares can be repurchased by the Company at cost plus 8% from the date of issuance.

           In 1996, the Board approved the 1996 Non-Employee Director Stock Option/Stock Incentive Plan and the 1996 Advisor and Consultant Stock Option/Stock Incentive Plan, which together supersede and replace the Advisor Plan. Provisions of the Advisor Plan will remain in effect for outstanding stock and options but no new issuances will be made pursuant to the plan.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------


      1996 Non-Employee Director Stock Option/Stock Incentive Plan

           In 1996, the Company adopted the 1996 Non-Employee Director Stock Option/Stock Incentive Plan (the "Director Plan"). The Director Plan provides for the issuance of up to 400,000 Class A common shares or options to Board members who are not employees of the Company. Shares or options issued under the plan would be subject to five year vesting, with options expiring after an eleven year term. The purchase price for shares issued and exercise price for options issued will be the fair value of the shares at the date of issuance. Other restrictions would be established upon issuance. There were no issuances under the Director Plan in 1996.

      1996 Advisor and Consultant Stock Option/Stock Incentive Plan

           In 1996, the Company adopted the 1996 Advisor and Consultant Stock Option/Stock Incentive Plan (the "Consultant Plan"). The Consultant Plan provides for the issuance of Class A common shares or options to advisors or consultants who are not employees of the Company, subject to restrictions established at time of issuance. The option exercise price will be the fair value of the shares on the date of grant. The purchase price for share issuances will be determined by a committee appointed by the Board of Directors. The fair value of issuances under the plan will be estimated at the time of issuance and amortized ratably over the vesting period as compensation expense. There were no issuances under the Consultant Plan in 1996.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------



      Other stock and option activity

           During 1995, options for the purchase of 2,000,000 shares of Class A Common Stock, with an exercise price of $1.00 per share, were granted to an officer of the Company when the fair value of the stock was estimated to be $1.75 per share. This resulted in deferred compensation of $1,500, which is recorded as a reduction to stockholders' equity and is being amortized as compensation expense over the vesting period of ten years. These options were exercised in 1995, whereby the Company received cash of $600, and a promissory note for $1,400 in consideration for the shares, under the terms of the original grant. The note bears interest at 8% or a market rate defined in the agreement, whichever is greater, and with principal and interest due in full on the earlier of: 1) the fifteenth anniversary of the effective date; 2) three years after the stock is publicly traded; or 3) when the fair value of the vested shares is equal to or greater than two times the outstanding principal and
      interest balance of the promissory note.   The agreement provides for
      vesting ratably over a ten year period and establishes a two-year holding period on one-half of the shares prior to the sale of vested shares.

           The shareholder has voting, dividend and distribution rights with respect to both vested and unvested shares. Prior to an underwritten public offering of its common stock, the Company retains the right of first refusal to buy back the vested shares for cash at a purchase price equal to fair value, and the unvested shares at the cost paid by the shareholder. After such an offering, the right of first refusal no longer exists. The Company has the right, under certain circumstances, to repurchase certain shares at cost if employment with the Company terminates.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------


           On January 5, 1996, the Company entered into a series of agreements with Swiss Bank. These agreements included an information processing, a stock option and a stock purchase agreement, among the various associated contracts, all of which were effective as of January 1, 1996. Under the terms and conditions of the stock option agreement, the Company granted the customer an option to acquire 10,500,000 shares of Class B Common Stock at a price of $2.50 per share. In return, the company received a twenty-five year information processing agreement, a 40% interest in the voting common stock of the customer's information systems subsidiary ("Systor"), the right to utilize certain infrastructure and restricted applications to process other third party contracts, and a commitment for future project work for the customer. Stock options to acquire 9,000,000 shares vest ratably over 13 years beginning on January 1, 1998. The start date of this 13 year vesting period can potentially be adjusted to either January 1, 1996, or January 1, 1994, upon termination of the contract by certain defaults of the Company. Either early vesting scenario would accelerate the overall vesting of shares, but would not change the length of the vesting period or the annual rate of vesting. Stock options to acquire the remaining 1,500,000 shares vest ratably over 13 years beginning on January 1, 1996, with no adjustment of the vesting period possible. In the event of a termination of the information processing agreement, the Company will return a portion of the Systor shares based on the time elapsed since the signing of the information processing agreement. The number of shares to be returned to Swiss Bank declines ratably over a period of thirteen years beginning January 1, 1996. The Company believes that the likelihood of a termination of the information processing agreement is remote.

           The stock option agreement provides that the Company will pay to Swiss Bank the excess of (a) the aggregate exercise price paid by Swiss Bank (up to $5.00 per share) for all shares purchased by Swiss Bank prior to the eighth, eleventh, fourteenth, seventeenth and twentieth anniversary dates ("Trigger Dates") of the stock option agreement and subsequent to the immediately preceding Trigger Date (or, in the case of the first Trigger Date, subsequent to the execution of the stock option agreement) (a "Trigger Date Period") over (b) the (i) number of the Calculation Base Shares (as defined below) times (ii) a defined fair value. Swiss Bank will pay to the Company the excess of (a) (i) the number of the Calculation Base Shares (as defined below), multiplied by
      (ii) the defined fair value of a share of Class A Common Stock of the Company ("Class A Common Stock", and such shares, "Class A Shares") over
      (b) the aggregate exercise price paid by Swiss Bank (up to $5.00 per share) for all shares purchased by Swiss Bank

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------

      during the relevant Trigger Date Period. "Calculation Base Shares" means five percent of such shares purchased by Swiss Bank during the Trigger Date Period ending on such Trigger Date.

           The value of the options granted was estimated to be $5,250, based upon an independent third-party appraisal. Based upon their respective fair values, $706 was allocated to the equity interest acquired in Systor, and $4,544 to the value of contract rights received. The contract rights are recorded as a reduction to stockholders' equity, and are being amortized ratably over the fifteen year vesting period. Upon award, the underlying book value of the Company's acquired interest in Systor approximated $2,614, which exceeded the original estimated carrying value of $706. The excess of $1,908 is being amortized as a reduction of direct expense over a three year period. The full value of the options granted of $5,250 is recorded in additional paid-in-capital.

           The Company also granted the customer additional stock options to acquire up to 9,420,900 shares of Class B Common Stock if certain other information technology service agreements were executed on or before December 31, 1996. As the agreements were not executed, the options expired December 31, 1996.

           Pursuant to the Bank Holding Company Act of 1965 (the "Act") and subsequent regulations and interpretations put forth by the Federal Reserve Board, the customer's holdings in terms of shares of the Company's common stock may not reach or exceed 10% of the total of all classes of the Company's common stock. Similarly, the total consideration paid by the customer for the exercising its stock options may not at any time reach or exceed 10% of the Company's consolidated stockholders' equity as determined in accordance with generally accepted accounting principles.

           If on the eighth, eleventh, fourteenth, seventeenth, or twentieth anniversary date ("Trigger Dates") of the stock option agreement, the number of Class B shares for which the options are exercisable but limited from exercise by the Act, the Company will, within three years from the Trigger Date, issue additional shares to cure the limitation or purchase the shares which are limited at the fair value on the required date of payment.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------


           If, during the term of the SBC Warburg EPI Agreement, Swiss Bank desires to sell its shares, Swiss Bank must first offer such Class B shares or options in respect thereof to the Company for a price specified in writing. If the Company does not accept such offer within 20 days of its such offer, Swiss Bank will be entitled to offer and sell the Class B shares for at least the price and other terms specified to the Company within three months of the date of the notice to the Company.

Activity in Liquidation Preference Common and Class A Common  Stock:




                                                                                                                       Weighted
                        Restricted        Advisor        Option                     Liquidation                         Average
                           Plan            Plan          Plans         Other         Preference         Share Total      Price
                      --------------------------------------------------------------------------------------------------------------
1994 Beginning shares    9,237,982        410,000        464,636     4,908,616        16,000,000          31,021,234     0.85
   Issuance                363,800         30,000              -        70,134                 -             463,934     1.02
   Option Exercise               -              -         32,760             -                 -              32,760     0.92
   Repurchase             (883,198)             -              -        (6,800)                -            (889,998)    0.75
                       -----------        -------      ---------    ----------        ----------          ----------
December 31, 1994        8,718,584        440,000        497,396     4,971,950        16,000,000          30,627,930     0.86

   Issuance              1,300,202         60,000         67,678       111,412                 -           1,539,292     1.10
   Option Exercise               -              -      2,016,340             -                 -           2,016,340     1.00
   Repurchase             (153,000)             -              -             -                 -            (153,000)    0.61
                       -----------        -------      ---------    ----------        ----------          ----------
December 31, 1995        9,865,786        500,000      2,581,414     5,083,362        16,000,000          34,030,562     0.88

   Issuance              2,367,359              -              -     1,682,148                 -           4,049,507     3.23
   Option Exercise               -              -      1,754,748             -                 -           1,754,748     0.85
   Conversion                    -              -              -    16,000,000        16,000,000)                  -
   Repurchase             (204,330)             -              -             -                 -            (204,330)    1.53
                       -----------        -------      ---------    ----------        ----------          ----------
December 31, 1996       12,028,815        500,000      4,336,162    22,765,510                 -          39,630,487     1.12
                       ===========        =======      =========    ==========        ==========          ==========

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------


Activity in Options for Class A Common Stock:


                                                                                                             Weighted
                                                                                                             Average
                                           1991 Plan    Advisor Plan    Other Options         Total       Exercise Price
                                          ------------------------------------------------------------------------------
1994 Outstanding at beginning of year      6,111,460         160,000            6,800        6,278,260          0.82
   Granted                                 2,753,300               -                -        2,753,300          1.00
   Exercised                                 (32,760)              -                -          (32,760)         0.67
   Forfeited                                (941,708)              -           (4,800)        (946,508)         0.98
                                          ------------------------------------------------------------
Outstanding at December 31, 1994           7,890,292         160,000            2,000        8,052,292          0.87

   Granted                                 2,846,100               -        2,000,000        4,846,100          1.15
   Exercised                                 (14,340)              -       (2,002,000)      (2,016,340)         1.00
   Forfeited                                (435,232)              -                -         (435,232)         0.95
                                          ------------------------------------------------------------
Outstanding at December 31, 1995          10,286,820         160,000                -       10,446,820          0.97

   Granted                                 7,227,632               -                -        7,227,632          2.71
   Exercised                              (1,754,748)              -                -       (1,754,748)         0.85
   Forfeited                              (1,431,892)              -                -       (1,431,892)         1.52
                                          ------------------------------------------------------------
Outstanding at December 31, 1996          14,327,812         160,000                -       14,487,812          1.81
                                          ============================================================
Exercisable at December 31, 1996           1,465,594         108,000                -        1,573,594          0.88

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------


           The following table summarizes information about options for Class A common shares outstanding at December 31, 1996:


                                     Weighted-Average
     Exercise        Number             Remaining              Number
      Price        Outstanding       Contractual Life        Exercisable
     --------      -----------       ----------------        -----------
      $0.50            457,192             5.2                    92,821
      $0.75          1,576,360             5.9                   686,480
      $1.00          4,873,420             8.1                   756,660
      $1.75          1,032,404             6.6                    35,233
      $2.50          5,079,096            10.4                     2,400
      $3.75          1,469,340             9.3                         -
                   -----------                               -----------
      $1.81         14,487,812             8.6                 1,573,594
                   ===========                               ===========

      Weighted average exercise price of exercisable options       $0.88

           As previously noted, the Company has continued to account for its stock option activity under APB 25. Had the Company elected to adopt SFAS 123, the pro forma impact on net income and earnings per share would have been as follows:


                                                              1996     1995
                                                             -------  -------
      Net income
           As reported                                       $20,499  $10,813
           Pro forma                                         $20,063  $10,734
      Primary and fully diluted earnings per share
           As reported                                       $  0.40  $  0.30
           Pro forma                                         $  0.40  $  0.29

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------


           All options issued by the Company in 1996 and 1995 were issued at the estimated fair value in effect at the date of issuance, vest ratably over the vesting period, and expire one year after the final vesting date. The fair value of each option grant was estimated on the date of grant using the Minimum Value option pricing model with the following assumptions for 1996 and 1995, respectively; risk free weighted average interest rates of 6.8% for both years; dividend yield and volatility of zero for both years. The expected life for each issuance was equal to the midpoint of the vesting period, plus one year. For example, an option vesting ratably over ten years has an expected life of 6 years. The weighted-average grant-date fair value of options issued in 1996 and 1995 was $5,938 and $1,916, respectively. The Company expects that the impact of future option issuances will be to increase overall pro forma compensation expense, thereby reducing pro forma net income reported in future periods.


11.  Income Taxes

     Income before taxes for the years ended December 31 was as follows:


                                          1996     1995      1994
                                         -------  -------   -------
     Domestic                            $10,151  $12,518   $ 7,304
     Foreign                              30,000    7,732     2,835
                                         -------  -------   -------
                                         $40,151  $20,250   $10,139
                                         =======  =======   =======

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------


     The provision for income taxes charged to operations was as follows:

                                          1996      1995     1994
                                         -------   -------  -------
     Current:
      U.S. Federal                       $ 21,794  $ 4,444  $(4,268)
      State and local                       3,583      766     (384)
      Foreign                              10,319    7,825      742
                                         -------   -------  -------
     Total current                         35,696   13,035   (3,910)
                                         -------   -------  -------
     Deferred:
      U.S. Federal                        (14,400)      (4)   6,780
      State and local                      (2,242)      32      929
      Foreign                                 598   (3,626)      11
                                         --------  -------  -------
     Total deferred                       (16,044)  (3,598)   7,720
                                         --------  -------  -------
     Total provision for income taxes    $ 19,652  $ 9,437  $ 3,810
                                         ========  =======  =======

     Deferred tax liabilities (assets) are comprised of the following at December 31:


                                              1996          1995
                                            ---------     ---------
     Deferred compensation                  $     536     $     615
     Conversion of acquired entity from
        cash basis to accrual basis of
        accounting                                989             -
     Amortization                                 178             -
     Other                                        315            25
                                            ---------     ---------
     Gross deferred tax liabilities             2,018           640
                                            ---------     ---------

     Depreciation                              (5,557)       (1,751)
     Accrued liabilities                      (21,233)      (10,701)
     Equity investments                          (517)            -
     Amortization                                (171)            -
     Deferred revenue                          (4,877)       (3,998)
     Other                                       (129)         (333)
                                            ---------     ---------
     Gross deferred tax assets                (32,484)      (16,783)
                                            ---------     ---------

     Net deferred tax asset                 $ (30,466)    $ (16,143)
                                            =========     =========

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------


           A valuation allowance has not been established for the net deferred tax asset as of December 31, 1996 or 1995, due to a significant contract backlog and the availability of loss carrybacks.

           The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income before taxes, as a result of the following differences:


                                            1996                1995               1994
                                            ----                ----               ----
                                     Dollars   Percent    Dollars  Percent   Dollars   Percent
                                     -------   -------    -------  -------   -------   -------
     Statutory U.S. tax rates        $14,053     35.0%     $7,087    35.0%   $3,447    34.0%
     Non-deductible items              3,017      7.5       1,829     9.0       181     1.8
     State and local taxes               609      1.5         751     3.7       545     5.4
     Nondeductible
      amortization and write               -
      off of intangible assets         1,900      4.7           -       -         -       -
     Effect of foreign operations         79      0.2           -       -         -       -
     Net operating loss carryover          -        -           -       -       132     1.3
     Reversal of accrued liability         -        -           -       -      (404)   (4.0)
     Other                                (6)       -        (230)   (1.1)      (91)   (0.9)
                                     -------     ----      ------    ----    ------    ----
     Total provision for
       income taxes                  $19,652     48.9%     $9,437    46.6%   $3,810    37.6%
                                     =======     =====     ======    =====   ======    =====

12.   Certain Geographic Data and Segment Information


           The Company operates in one industry segment which includes the development, implementation, operation and management of information systems. Services are provided through the parent company in the United States, and through a worldwide network of subsidiaries located in the United Kingdom, Germany, France, Switzerland, the Netherlands, Monaco, Singapore, Hong Kong and Japan. Financial information by geographic region is as follows:

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------



                                               1996      1995      1994
                                             --------  --------  --------
      United States:
         Total revenue                       $365,211  $238,783  $193,828
         Operating income                      11,019    12,802     7,230
         Identifiable assets at December 31   130,766    90,632    67,298
      Europe and Asia:
         Total revenue                        234,227   103,523    98,327
         Operating income                      30,332     8,060     3,685
         Identifiable assets at December 31   101,481    39,841    23,035
      Consolidated:
         Total revenue                        599,438   342,306   292,155
         Operating income                      41,351    20,862    10,915
         Identifiable assets at December 31   232,247   130,473    90,333


           Greater than 10% of the Company's contract revenue was earned from one customer for the year ended December 31, 1996, two customers for the year ended December 31, 1995, and four customers for the year ended December 31, 1994. Revenue from these customers comprised 28% of total revenue in 1996, 12% and 10% of total revenue in 1995, and 20%, 15%, 15% and 11% of total revenue in 1994, respectively.

13.   Commitments and Contingencies

      Deferred revenue

                  In 1996 a client was acquired by another entity, and the
             contract with the Company was terminated. The Company received a cash payment of $5,100. This payment was recorded as deferred revenue which will be recognized in 1997 as expenses associated with the disposition of the contract are incurred.

                  In April 1995, one of the Company's major contracts was
             renegotiated. Under the terms of the new agreement, the Company received $12,000 as prepayment for services to be rendered over the four year term of the new agreement. This prepayment is being recognized as contract revenue ratably over the term of the contract.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------



      Operating leases and maintenance agreements

                  The Company has commitments related to data processing
             facilities, office space and computer equipment under non-cancelable operating leases and fixed maintenance agreements for periods ranging from one to ten years. Future minimum commitments under these agreements as of December 31, 1996 are as follows:


                   Year ending          Lease and Maintenance
                   December 31:             Commitments
                   ------------             -----------

                   1997                      $17,037
                   1998                        8,873
                   1999                        6,083
                   2000                        4,002
                   2001 and thereafter         7,754
                                             -------
                      Total                  $43,749
                                             =======


                  The Company is obligated under certain operating leases for its pro rata share of the lessors' operating expenses. Rent expense was $18,212, $23,731 and $41,927 for 1996, 1995 and 1994,
             respectively.

      Letters of credit

                  The Company had $1,217 in irrevocable letters of credit as of
             December 31, 1996. The letters of credit were issued in conjunction with the provisions of certain contracts. The fair value of these letters of credit is estimated to be equal to the face values of the letters of credit, based on the nature of the fee arrangements with the issuing banks.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------


      Financial instruments with off-balance sheet risk

             Interest rate swap

                  In December 1993, the Company entered into an agreement with a customer to reduce future monthly billings in exchange for a non-refundable payment for work performed involving the development and installation of a major new system. Under the terms of this agreement, the Company is required to make an interest sensitive payment to the customer if a defined variable interest rate ("Rate") exceeds 8.5% based upon a declining notional amount ($67,716 and $82,686 as of December 31, 1996 and 1995, respectively) over the term of the contract. If the Rate is less than 8.5%, the customer is required to pay the Company for the difference in the interest rates based upon the same declining notional amount.

                  In January 1994, the Company entered into an interest rate swap agreement with a bank to eliminate its exposure to the interest sensitive payment. Under the terms of the swap agreement, the Company is required to pay a fixed interest rate of 7.32% to a bank in exchange for being paid the Rate.

                  The differences to be paid or received on the interest
             sensitive payment and swap are included as an adjustment to direct cost of services. The Company recorded a reduction to direct cost of services of $852 and $1,008 for the years ended December 31, 1996 and 1995, respectively. Based on anticipated cash flows, discounted at the U.S. prime lending rate of 8.5%, the fair value of these instruments was estimated to be a $1,877 benefit as of December 31, 1996. The Company's remaining risk associated with these transactions is risk of default by the customer or the bank, which the Company believes to be remote.

             Foreign currency exchange forward contracts

                  At December 31, 1996, the Company had one forward exchange contract maturing in January 1997. This British pounds to U.S. dollar trade totaled $4,551 as of December 31, 1996.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------



                  The estimated fair value of the Company's forward exchange contract using bank or market quotes and the year end foreign exchange rates was a net liability of $117 as of December 31, 1996. The Company's remaining risk associated with this transaction is the risk of default by the bank, which the Company believes to be remote.

      Contingent put rights

                  Under the terms of various stock agreements, a total of
             2,905,372 shares of Class A Common Stock are subject to contingent put rights. For 2,000,000 and 325,372 of these shares, the holders may require the Company to repurchase the shares at fair value in the event the Company's Class A Common Stock is not publicly traded by the years 2010 and 2000, respectively. For 580,000 of these shares, the holders may require the Company to repurchase the shares at the original cost plus 8% interest, accrued from the date of purchase, in the event the holders' employment or directorship terminates.

      Litigation

                  There are various claims and pending actions against the
             Company arising in the ordinary course of the conduct of its business. The Company believes that these claims and actions will have no material adverse effect on the Company's financial condition, results of operations or cash flows.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------



14. Retirement Plan and Other Employee Trusts

           During 1989, the Company established the Perot Systems 401(k) Retirement Plan, a qualified defined contribution retirement plan. The plan year is January 1 to December 31 and allows eligible employees to contribute between 1% and 15% of their annual compensation, including overtime pay, bonuses and commissions. The Plan was amended effective January 1, 1996 to change the Company's contribution from 2% of the participants' defined annual compensation, to a formula matching employees' contributions at a two-thirds rate, up to a maximum Company contribution of 4%. The Company's cash contribution for the years ended December 31, 1996, 1995 and 1994 amounted to $4,785, $1,919 and $1,680, respectively. The Company's contribution of common stock for the years ended December 31, 1996, 1995 and 1994 totaled 6,325, 99,486, and 70,134 shares, respectively, which were allocated to participants' plan accounts using a formula based on compensation. Compensation expense of $14, $224 and $123, respectively, was recorded as a result of these share contributions.

           In 1992 the company established a European trust, for the benefit of non-U.S. based employees, to which 11,926 shares were contributed in 1995. Compensation expense of $26 was recorded as a result of this grant.

           In 1996, the company contributed 162,143 shares to several trusts established for the benefit of employees transitioning to the company pursuant to certain contracts. Compensation expense of $405 was recorded related to these grants.

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------




15.  Supplemental Cash Flow Information

                                                               1996     1995    1994
                                                              ------   ------  ------
     Cash paid during the year for:
        Interest                                              $ 1,877  $  671  $ 1,213
                                                              =======  ======  =======
        Income taxes                                          $28,032  $7,031  $ 5,027
                                                              =======  ======  =======
     Non-cash investing and financing activities:

     Capital lease obligations incurred for
     acquisition of computer equipment                        $    -   $   -   $   274
                                                              =======  ======  =======
     Property,  equipment and software financed with
     long-term debt and notes payable                         $    -   $   -   $   682
                                                              =======  ======  =======
      Repurchase of shares issued under
           Restricted Stock Plan in exchange for
           reductions in notes receivable from
           stockholders                                       $   225  $   -   $   646
                                                              =======  ======  =======

     Transfer of assets upon assignment of lease obligation   $    -   $1,008  $    -
                                                              =======  ======  =======
     Issuance of common stock for acquisition
         of businesses                                        $ 6,545  $   -   $    -
                                                              =======  ======  =======
     Purchase of shares financed by notes
         receivable from stockholders                         $ 3,065  $  901  $   315
                                                              =======  ======  =======
     Stock options issued for contract rights                 $ 4,544  $   -   $    -
                                                              =======  ======  =======
     Stock options issued for investments in
         and advances to unconsolidated
         affiliates                                           $   706  $   -  $     -
                                                              =======  ======  =======

16.  Related Party Transactions


           During 1996, certain officers financed the purchase of Class A Common Stock with a bank. In addition, the Company entered into an agreement with this bank under which, if the Company's Class A common shares are not publicly traded prior to June 30, 1998 or the maturity date of the individual loans, the Company will purchase, at the bank's option, any of these loans. As of December 31, 1996, approximately $809 remain outstanding under these loans. All of these loans bear interest at a rate of 9.50% and are due at various dates between July 1, 1998 and February 26, 2000.

           In March 1996, the Company loaned $615 to an executive. The note bears interest at a rate of 5.98% per annum and is payable at the fifteenth anniversary of

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------

      the date of the note or at an earlier date if the Company's common stock is publicly traded. In April 1997, the Company committed to loan up to an additional $2,500 to this officer. For these additional loans, up to $1,500 will be collateralized by Class A Common Shares held by this officer and up to $1,000 will be collateralized by a mortgage on the officer's residence. These additional loans will bear interest at the greater of 7.25% or the applicable federal rate.

           The Company has entered into an agreement with Perot Investments, Inc. ("PII") pursuant to which the Company licensed certain software from PII. The Company sublicensed such software to The Witan Company, L.P. ("Witan"). Witan has paid a license fee of $1,000 directly to PII in connection with the license. The Company has a separate contract with Witan to perform development work on the licensed software. PII is an affiliate of a stockholder of the Company.

17.   Subsequent Event (Unaudited)

      Swiss Bank

           On April 24, 1997, the Company concluded the renegotiation of the terms of its strategic alliance with Swiss Bank, initially entered into in January 1996. The new terms are effective from January 1, 1997 and involve (i) a 10 year contract for the Company to provide information technology ("IT") services to SBC Warburg ("SBC Warburg EPI Agreement"),
      (ii) separate agreements to provide IT services to other Swiss Bank operating units and to permit the Company to use certain Swiss Bank assets, (iii) the sale to Swiss Bank of options to acquire shares of the Company's Class B Common Stock, (iv) the sale to Swiss Bank of shares of the Company's Class B Common Stock, and (v) the termination of all options to acquire shares of the Company's Class B Common Stock granted
      under the terms and conditions of prior Swiss Bank agreements.   The
      Company continues to hold a 40% stake in Systor. In the event of termination of the SBC Warburg EPI Agreement, a portion of the Company's interest in Systor would be returned to Swiss Bank. The portion that would be returned to Swiss Bank upon such a termination declines ratably over the 10-year period which began on January 1, 1997.

           The new terms of the SBC Warburg EPI Agreement require the Company to provide operational management for SBC Warburg's technology resources (including mainframes, desktops, and voice and data networks), excluding

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------

      hardware and proprietary software applications development. The Company is to be reimbursed for all costs, excluding corporate overhead, related to services provided under the SBC Warburg EPI Agreement. In addition, the Company will receive a management fee, subject to bonuses and penalties, depending upon the achievement of certain defined performance criteria.

           Under the terms and conditions of the new agreement, the Company sold to Swiss Bank options to purchase 3,617,160 shares of the Company's Class B Common Stock at a cash non-refundable purchase price of $2.25 per option. These shares of the Company's Class B Common Stock are subject to certain transferability and holding-period restrictions, which lapse over a defined vesting period. These options are exercisable immediately and for a period of 5 years after the date that the underlying shares become vested, at an exercise price of $7.30 per share. In addition, the Company sold to Swiss Bank 50,000 shares of the Company's Class B Common Stock, subject to the same transferability and holding-period restrictions, at a purchase price of $7.30 per share. These options and shares were sold in connection with the execution and delivery of the 10 year SBC Warburg EPI Agreement. Both the 50,000 shares of Class B Common Stock and the 3,617,160 shares of Class B Common Stock subject to options vest at a rate, in the aggregate, of 31,953 shares per month for the first five years of the agreement, and at a rate of 29,167 shares per month thereafter. In the event of termination of the SBC Warburg EPI Agreement, options to acquire unvested shares would be forfeited, and the Company would have the right to buy back any previously acquired unvested shares for the original purchase price of $7.30 per share

           The Company also agreed to issue and sell to Swiss Bank additional shares and/or options to purchase shares of the Company's Class B Common Stock, subject to the same transferability and holding-period restrictions, up to a maximum of 3,500,000 shares, in such combination of options and shares that Swiss Bank deems appropriate, provided the Company and Swiss Bank, on or prior to December 31, 1998, enter into a second IT services agreement, having a term of 10 years, and being of a size and scope similar to that of the SBC Warburg EPI Agreement. The purchase price and exercise price for these options, as well as the purchase price for these shares will be the defined fair value as of the date of grant. These shares will vest ratably over 10 years commencing on the date of execution of the new agreement. In the event of termination, options to acquire unvested shares would be forfeited, and the Company would have the right to buy back any previously acquired unvested shares for the original purchase price.

           Pursuant to the Bank Holding Company Act of 1965 and subsequent regulations and interpretations put forth by the Federal Reserve Board, (the "regulations") Swiss Bank's holdings in terms of shares of the Company's common stock may not reach or exceed 10% of the total of all classes of the Company's common stock. Similarly, the total consideration paid by Swiss Bank for the purchase of shares plus the purchase and exercise of options may not at any time reach or exceed

                   PEROT SYSTEMS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ----------

      10% of the Company's consolidated stockholder's equity as determined in accordance with generally accepted accounting principles. If, however, on certain specified anniversaries of the execution date of the new agreement, beginning in 2004, the number of shares of Class B Common Stock, for which Swiss Bank's options are exercisable, is limited due to an insufficient number of shares outstanding, Swiss Bank has the right to initiate procedures to eliminate such deficiency. These procedures may involve (i) issuance of additional shares of Class A Common Stock by the Company, (ii) a formal request to the Federal Reserve Board from Swiss Bank for authorization to exceed its allowable percentage of ownership, or (iii) the purchase of shares of Class B Common Stock by the Company from Swiss Bank at a defined fair value. In addition, the exercise period for options to purchase vested shares would be increased beyond the normal 5 years to account for any time during such exercise period in which Swiss Bank is unable to exercise its options as a result of the regulations.

                                EXHIBIT INDEX


EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------
 3.1    Amended and Restated Certificate of Incorporation

 3.2    Amended and Restated Bylaws

10.1    1991 Stock Option Plan

10.2    Form Option Agreement (1991 Option Plan)

10.3    Restricted Stock Plan

10.4    Form Restricted Stock Agreement (Restricted Stock Plan)

10.5    1996 Non-employee Director Stock Option/Restricted Stock Incentive Plan

10.6    Form Restricted Stock Agreement (Non-Employee Director Stock Option/
        Restricted Stock Plan

10.7    Form option Agreement (Non-Employee Stock Option/Restricted Stock Plan)

10.8    Advisor Stock Option/Restricted Stock Incentive Plan

10.9    Form Restricted Stock Agreement (Advisor Stock Option/Restricted Stock
        Plan)

10.10   Form Option Agreement (Advisor Stock Option/Restricted Stock Plan)

10.11   Stock Purchase Agreement dated as of August 20, 1992, between the
        Company and Meyerson Family Limited Partnership

10.12 Stock Option Grant dated as of June 27, 1995, by the Company in favor of James A. Cannavino

10.13 Employment Agreement dated as of September 16, 1995, by and between the Company and James A. Cannavino

10.14 Promissory Note dated December 18, 1995, made by James A. Cannavino in favor of the Company in the principal amount of $1,400,000

10.15 Promissory Note dated January 1, 1996, made by James A. Cannavino in favor of the Company in the principal amount of $1,500,000

10.16 Pledge Agreement made as of December 18, 1995, by James A. Cannavino in favor of the Company

10.17 Modification Agreement dated as of March 7, 1997, between the Company and James A. Cannavino

10.18 Deed of Trust dated April 15, 1997, made by James A. Cannavino in favor of the Company

10.19 Promissory Note dated April 14, 1997, made by James A. Cannavino in favor of the Company

10.20   Associate Agreement dated July 8, 1996, between the Company and James
        Champy

10.21   Restricted Stock Agreement dated July 8, 1996, between Company and James
        Champy

10.22   Letter Agreement dated July 8, 1996, between James Champy and the
        Company

10.23 Promissory Note dated June 17, 1996, made by Guillermo G. Marmol in favor of the Company

10.24   Pledge dated June 17, 1996, made by Guillermo G. Marmol in favor of the
        Company

10.25 Agreement dated June 17, 1996, among the Company, Guillermo G. Marmol and NationsBank of Texas, N.A.

10.26 Promissory Note dated June 17, 1996, made by Guillermo G. Marmol in favor of NationsBank of Texas, N.A.

10.27 Agreement dated August 26, 1996, among the Company, Donald D. Drobny and NationsBank of Texas, N.A.

10.28 Promissory Note dated August 26, 1996, made by Donald D. Drobny in favor of NationsBank of Texas, N.A.

10.29 Promissory Note dated July 31, 1996, made by the Company in favor of NationsBank N.A.

10.30 Amended and Restated PSC Stock Option and Purchase Agreement dated as of April 24, 1997, by and between Swiss Bank Corporation and the Company

10.31   Amended and Restated Master Operating Agreement dated as of January 1,
        1997, between Swiss Bank Corporation and the Company

10.32 Amended and Restated Agreement for EPI Operational Management Services dated as of January 1, 1997

11      Statement re Computation of Earnings Per Share

21      Subsidiaries of the Registrant

27      Financial Data Schedule